United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2005 (BRAZILIAN GAAP)
MANAGEMENT REPORT
INDEX TO CONSOLIDATED FINANCIAL INFORMATION (BRAZILIAN GAAP)
SIGNATURES

Gerência Geral de Controladoria — GECOL

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

THE PERFORMANCE OF COMPANHIA VALE

DO RIO DOCE IN THE FIRST QUARTER OF 2005

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CVRD in each company. The main companies in which CVRD has shared control are MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC, Samarco and CSI. From this quarter onwards, CVRD will be publishing financial and operational figures based on consolidated financial statements in Brazilian GAAP on a quarterly basis.

DELIVERING A STRONG PERFORMANCE

Rio de Janeiro, May 11, 2005 — Companhia Vale do Rio Doce (CVRD) hereby reports net earnings of R$ 1.615 billion for the first quarter 2005 (1Q05), which corresponds to earnings per share of R$ 1.40. The net earnings in 1Q05 were 69.3% higher than the one reported in 1Q04, of R$ 954 million.

The return on equity (ROE), calculated on an annualized quarterly earnings basis, amounted to 32.7%, compared to 24.7% in 1Q04.

Gross revenues amounted to R$ 7.052 billion, an increase of 18.9% in relation to 1Q04.

Consolidated exports amounted to US$ 1.336 billion, a yoy increase of 22.8%. The performance of the Company foreign sales consolidates its position as the largest exporter of Brazil.

Net exports (exports less imports) amounted to 1.095 billion, an increase of 17.5% compared to 1Q04. CVRD continues to make a relevant contribution to the Brazilian trade balance, accounting for 13.2% of the US$ 8.3 billion surplus obtained in this quarter.

Operational performance, as measured by EBIT (earnings before interest expenses and taxes), amounted to R$ 2.376 billion, 33.5% higher than the EBIT of 1Q04, of R$ 1.780 billion. Operating margin amounted to 35.3%, higher than that obtained in 1Q04, of 31.4%.

Cash generation, as measured by EBITDA (earnings before interest expenses, taxes, depreciation and amortization), amounted to R$ 2.849 billion, a yoy increase of 17.0%.

CVRD delivered very good results in 1Q05 in spite of adverse conditions, caused by (i) the strengthening of the Brazilian Real against the US dollar, (ii) cyclical cost pressures in labor, energy, raw materials, parts and equipment, and (iii) most importantly, the strong seasonal impact of the summer rains on mining production and the performance of the railroads. The new prices of iron ore and pellets negotiated with clients for 2005 are not reflected in the figures for 1Q05.

The Company’s capital expenditure, according to the generally accepted accounting principles in the United States (US GAAP), in 1Q05 was US$570.3 million, of which US$430.7 million, or 75.5%, was investment in growth — that is to say, greenfield and brownfield projects and research & development.

The Fábrica Nova mine started operating in April — adding one more platform for value creation. In the last 12 months CVRD has started up three iron ore capacity expansion projects: Carajás 70 Mtpy, Capão Xavier and Fábrica Nova. Meanwhile, in 2004 the third pier of the Ponta da Madeira Port was launched and the Company continues to invest in iron ore logistics infrastructure, increasing the capacity of its railroads and maritime terminals.

SELECTED FINANCIAL INDICATORS

R$ million
	1Q04	1Q05%
	(A)	(B)	(B/A)
Gross operating revenues	5,930	7,052	18.9
Gross margin (%)	44.1%	43.7%
Net earnings	954	1,615	69.3
Net earnings per share (R$)	0.83	1.40	68.7
EBITDA	2,436	2,849	17.0
EBIT	1,780	2,376	33.5
EBIT margin (%)	31.4%	35.3%
Annualized ROE (%)	24.7%	32.7%
Exports (US$ million)	1,088	1,336	22.8

BUSINESS OUTLOOK

The world economy continues to expand. After averaging 6% per year between late 2003 and early 2004, global GDP growth slowed, in the context of a natural transition to a sustainable path.

The current expansion present some imbalances, with the US and China being the engines of the growth. The Chinese economy continues to expand more strongly than expected, in spite of the restraining measures. China’s GDP growth rate was 9.5% in 1Q05, its seventh successive quarter of expansion at a higher rate than 9%.

The economies of Europe and Japan are growing much less than previously expected. Their performance is excessively dependent on exports, which suffer the adverse effect of the strengthening of the euro and the yen, since domestic demand in the Euro Zone and Japan is growing very slowly.

The emerging economies continue to grow at higher rates than in prior recent years, although more slowly than in 2004.

Brazil accompanies the general trend of these economies, with its Central Bank responding to an increase in inflation rates by applying a contractionary monetary policy, and a fiscal policy that continues to post higher than expected primary surpluses. The increase in the current account surplus of the balance of payments, the result of vigorous growth of exports, will result in the Brazilian Real remaining strong in the coming months even while the current tightening cycle in domestic interest rates is gradually eased.

In spite of the moderation of global growth, oil prices remain high, with considerable volatility - reflecting strong demand, the uncertainties on Opec’s output plans, declines in production in the rest of the world and the low level of idle capacity.

The fundamentals of the global economy do not, however, justify pessimistic forecasts for the near future. Inflation rates continue to be contained, real interest rates are close to zero, and unless some supply shock and/or acceleration of economic growth takes place, the probability of a further sharp increase in oil prices is low.

World crude steel production was 6.5% higher year-on-year in first quarter 2005, compared to 8.8% growth in the whole of 2004. Chinese production was 23.8% higher year-on-year — accounting for 91% of worldwide expansion in this period.

We now expect to see some slowdown in the world steel production growth rate, reflecting forecasts of slower expansion of demand for finished steel products. The IISI expects consumption of these products to exceed 1 billion tons/year in 2005 for the first time in history, 3.7% higher than in 2004. In 1994-2004 apparent steel consumption, worldwide, grew at an annual average rate of 4.4%, increasing to 7.9% in the recent phase of 2001-2004.

The continuing substantial growth of China’s steel production contribute to an increase in its iron ore imports by 24% year-on-year in the first quarter, to an annualized level of 256 million tons, compared to 208 million tons in 2004. Iron ore inventories are at levels considered to be normal, and the differential between Brazil-Asia and Australia-Asia maritime freight rates, an indicator of demand, continues to break records.

China’s fixed assets investment is increasing at a rate of approximately 25%, much higher than the 16% target established by the Chinese government for 2005. Since investment in fixed assets is a good leading indicator for Chinese steel consumption, derivative demand for iron ore is expected to continue to expand significantly.

In alumina, the disequilibrium between demand and supply continues, reflected in the high spot price levels, around US$400 per ton FOB. The additional capacity programmed to come on stream does not make it possible to forecast correction of this imbalance at least until the end of 2005.

Aluminum inventories continued to decline, and are currently at eight weeks’ consumption, compared to almost 11 weeks at the beginning of 2004, and the high prices of alumina restrains expansion of output.

The increase in copper concentrate production since the second half of 2004, and the slow ramp-up of smelters’ production, is contributing to the considerable increase in prices charged (TC/RC) for transformation into metal. Refined copper stocks are at historically very low levels and, we believe, unlikely to change significantly during the year, tending to sustain copper prices.

CVRD continues to develop capacity expansion projects and seek increases in productivity, to benefit from the favorable world situation.

The Fábrica Nova iron ore mine, with nominal production capacity of 15 million tons/year, began operating in April. It is the third CVRD iron ore project to come on stream over the last twelve months.

Over time, the Company has succeeded in growing and providing good results independently of economic cycles. According to CRU, CVRD is number one metals and mining company in total shareholder return over the last ten years. To maintain this performance in the future, CVRD has developed a complete program to promote excellence in project execution, maintenance and operation.

TEOR, one of the programs in this initiative, aims to assess the operation of each of CVRD’s mines, identifying any inefficiencies and correcting them, so as to achieve marginal increases in production in each one, without incurring the cost of investments in additional capacity.

IMPORTANT RECENT EVENTS

Improving risk perception

CVRD increased its committed bank facilities, from US$500 million to US$750 million, building in lengthened maturities and lower costs.

A US$400 million line, with availability of one year for drawdown and one year for payment, was replaced by another of US$650 million, with availability for two years and payment time of two years. The cost consists of a commitment fee of 0.3%, and in the event of use of the line, Libor plus 0.75% p.a.

The Company has not used this credit line since the program began in May 2004.

The facility allows greater efficiency in cash management and increases risk perception, consistently with the strategy focus on reduction of cost of capital. There are no restrictions to the use of the facility linked to country risk.

Remuneration of shareholders and debenture holders

On April 29 CVRD paid R$ 1.11 per share to its common and preferred shareholders, the first installment of the minimum dividend for 2005, as announced on January 31. The total distributed was R$ 1.28 billion.

The remuneration to holders of CVRD’s “shareholders debentures”, R$0.019005992 per debenture, totaling R$ 7 million, was paid on April 1.

Ferrous minerals

•	Iron ore price negotiation for 2005 completed

With the agreement made on March 31 with ThyssenKrupp, Germany’s largest steelmaker, to increase the price of Carajás lumps by 79%, negotiation of prices for the principal iron ore products for 2005 was completed.

•	New contracts for supply of pellets and ferro-alloys

CVRD signed a contract to supply 2.66 million tons of direct reduction pellets for six years to Qatar Iron and Steel company (QASCO), one of the largest steel producers in the Middle East. A contract with Huttenwerke Krupp Mannesmann GmbH, a subsidiary of ThyssenKrupp, was signed for supply of 20,000 tons/year of manganese ferro-alloys, for two years. This contract follows the new trend in the commercial relationship between producers of ferro-alloys and their clients, aiming to optimize planning of output by both parties.

•	Fábrica Nova mine starts up

The Fábrica Nova iron ore mine, in the Mariana region of Minas Gerais state, in the Brazilian Southern System, began operating in April. Its production capacity is 15 million tons/year; estimated production for 2005 is 10 million tons.

•	Carajás 100 Mtpy

CVRD’s Board of Directors approved the project to increase Carajás iron ore production capacity to 100 million tons/year. This project is in the phase of detailed planning of engineering and initiating the equipment, works and services supply processes. Conclusion is scheduled for 2007.

•	Mining rights

The company bought Mineração Estrela do Apolo, holder of mining rights on the reserves at Maquiné, in the iron ore quadrangle in Minas Gerais State, for US$9.3 million. Maquiné has reserves of iron ore and bauxite.

SALES VOLUMES AND REVENUES

CVRD’s gross revenues in 1Q05, of R$ 7.052 billion, were 18.9% higher than in 1Q04. The appreciation of the Real against the US dollar has a negative impact on the CVRD ´s gross revenues in Real currency, given that 86% of it is denominated or indexed to the US dollar.

The increase of R$ 1.122 billion in 1Q05 revenues, compared to 1Q04, was mainly due to higher prices, which contributed with R$ 1.499 billion. The startup of the Sossego copper mine in June 2004 also had a positive impact on CVRD’s gross revenues in 1Q05, generating R$ 200 million in revenues. On the other hand, the 7.8% appreciation of the Real against the US dollar and the divestiture of the company’s stake in CST reduced gross revenues by R$ 421 million and R$ 272 million, respectively.

In this quarter, Asia became CVRD’s major destination of sales with 26.4% of the total revenues, surpassing Europe, which accounted for 25.9%. Brazil is the most important country for CVRD’s sales destination, accounting for 25.0% of the total revenues in 1Q05.

China presented the highest rate of sales revenue growth, 44.7% yoy. The sales revenues to the USA increased by 23.2% yoy. Japan showed the lowest rate of sales revenue growth, 7.9% yoy.

In 1Q05 the gross margin achieved 43.7%, compared to 44.1% in 1Q04. The decrease was mainly due to a 22.4% raise in sales taxes, resulted from the increase of copper concentrates and alumina shipments to the domestic market.

•	Ferrous minerals

Revenues from the sale of ferrous minerals — iron ore, pellets, manganese ore and ferro-alloys — in 1Q05 amounted to R$ 4.440 billion, higher than that obtained in 1Q04, of R$ 3.576 billion. Iron ore shipments generated R$ 2.753 billion, pellets R$ 1.167 billion, Tubarão pellet plant operation services R$ 21 million, manganese ore R$ 63 million and ferro-alloys R$ 435 million.

The figures for revenue from shipments of iron ore and pellets do not reflect the new prices agreed for 2005.

In spite of the heavy rains that affected the iron ore production of Carajás, iron ore and pellet shipments in 1Q05, at 58.884 million tons, were 11.5% higher than in the first quarter of 2004.

Shipments summed 49.159 million tons of iron ore and 9.725 million tons of pellets, a yoy increase of 13.3% and 3.2%, respectively.

During this quarter CVRD acquired 4.4 million tons of iron ore from other mining companies located in the Iron Ore Quadrangle in Brazil’s State of Minas Gerais, to complement its production and fulfill client contracts. These purchases totaled 15.9 million tons in 2004, being 3.3 million tons in the first quarter.

In 1Q05, 19.5% (11.5 million tons) of CVRD’s total volume of iron ore and pellets sold was shipped to China, 10.0% to Germany, 9.8% to Japan, 4.4% to France and 4.2% to South Korea. Sales to Brazil, 11.2 million tons, accounted for 19.0% of total sales volume.

Sales of manganese ore amounted to 198,000 tons in 1Q05, an increase of 23.0% yoy.

Sales of ferro-alloys amounted to 136,000 tons, down 33.0% compared to 1Q04, when shipments of ferro-alloys set a record of 203,000 tons, not only as a result of the fact that the Mo I Rana plant, in Norway, was operating at full capacity, but also due to the draw-down of existing stock levels.

•	Aluminum chain

The products in the Company’s aluminum chain — bauxite, alumina and primary aluminum — generated revenues of R$ 1.040 billion, 14.7% of CVRD’s total revenues. This amount was 15.2% higher than that recorded in 1Q04.

Sales volume of bauxite amounted to 1.233 million tons in 1Q05, an increase of 8.6% yoy.

464,000 tons of alumina were sold in 1Q05, practically in line with the figure recorded in 1Q04, of 467,000 tons.

Sales of primary aluminum amounted to 122,000 tons, a yoy increase of 10.9%.

•	Copper

In 1Q05, CVRD sold 85,000 tons of copper concentrates. Production at the Sossego copper mine was adversely affected in this quarter by the rainy season and by operational problems with mining equipment.

•	Industrial minerals

Sales of potash contributed R$ 80 million to the Company’s revenues in 1Q05, representing 1.1% of CVRD’s total revenues. This amount was 23.7% higher than that of 1Q04.

The volume sold, of 138,000 tons, was in line with the same period a year earlier.

Sales of kaolin accounted for R$ 105 million in revenues, 1.5% of CVRD’s total revenues, down 7.4% yoy. The decrease was mainly due to a decrease in the sales volume and appreciation of the Real against the US dollar.

Total volume of kaolin sold amounted to 280,000 tons, down 2.1% yoy. Considering the new contracts that were signed, shipments of kaolin are likely to increase from 2Q05 onwards.

•	Logistics

Logistics services reached R$ 725 million in 1Q05, an increase of 12.3% in relation to the R$ 645 million in 1Q04. Logistics services accounted for 10.2% of the Company’s total revenues in the quarter.

General cargo transported for clients on the CVRD railroads contributed with sales of R$ 506 million and port services, with R$ 114 million. Coastal shipping and port handling services accounted for R$ 105 million.

The railroads transported 5.679 billion ntk of general cargo for third parties, 8.6% less than in 1Q04. The strong rains in the Southeast Region caused landslides that restricted movement of general cargo on the EFVM, CVRD’s main railroad for third party cargo. The main cargos hauled were steel industry inputs and products, 49.7% of the total, agricultural products, 26.2%, and fuels, 10.5%.

The Company’s ports and maritime terminals handled 6.313 million tons of general cargo for clients, compared to 6.213 million in 1Q04.

•	Steel industry participations

Revenues generated by CVRD’s equity stakes in the steel industry amounted to R$ 452 million in 1Q05, down 26% compared to the amount of R$ 610 million in 1Q04. This variation is mainly due to the sales of CST in December 2004, which was partly compensated by the better results from CSI in this quarter compared to 1Q04. The equity stakes in the steel industry accounted for 6.4% of CVRD’s total revenues in 1Q05.

SALES VOLUME — IRON ORE AND PELLETS

Thousand tons
	1Q04%		1Q05%
Iron ore	43,383	82%	49,159	83%
Pellets	9,427	18%	9,725	17%
Total	52,810	100%	58,884	100%

SALES VOLUME - ORES AND METALS

Thousand tons
	1Q04	1Q05
Manganese	161	198
Ferro alloys	203	136
Copper concentrates	—	85
Potash	138	138
Kaolin	286	280
Bauxite	1,135	1,233
Alumina	467	464
Aluminum	110	122

VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

Thousand tons
	1Q04%		1Q05%
ASIA	20.2	38.3%	22.7	38.5%
China	9.5	18.0%	11.5	19.5%
Japan	5.3	10.0%	5.8	9.8%
South Corea	2.8	5.3%	2.5	4.2%
Emerging Asia (ex China)	2.6	4.9%	2.9	4.9%
Europe	16.1	30.5%	18.0	30.6%
Germany	5.2	9.8%	5.9	10.0%
France	2.7	5.1%	2.6	4.4%
Italy	2.6	4.9%	2.2	3.7%
Others	5.6	10.6%	7.3	12.4%
Brazil	9.8	18.6%	11.2	19.0%
USA	1.0	1.9%	1.3	2.2%
Rest of the world	5.7	10.8%	5.7	9.7%
Total	52.8	100.0%	58.9	100.0%

LOGISTICS SERVICES

	1Q04	1Q05
Railroads (million ntk)	6,215	5,679
Ports (thousand tons)	6,213	6,313

GROSS REVENUES — BY PRODUCT

R$ million
	1Q04%		1Q05%
Iron ore and pellets	3,194	53.9%	3,920	55.6%
Iron ore	2,264	38.2%	2,753	39.0%
Pellets	930	15.7%	1,167	16.5%
Pellet plant operation services	14	0.2%	21	0.3%
Manganese and ferro-alloys	368	6.2%	498	7.1%
Copper concentrates	—	0.0%	200	2.8%
Potash	65	1.1%	80	1.1%
Kaolin	113	1.9%	105	1.5%
Aluminum	903	15.2%	1,040	14.7%
Logistics	645	10.9%	725	10.3%
Railroads	457	7.7%	506	7.2%
Ports	96	1.6%	114	1.6%
Shipping	92	1.6%	105	1.5%
Steel products	610	10.3%	452	6.4%
Others	18	0.3%	11	0.2%
Total	5,930	100.0%	7,052	100.0%

GROSS REVENUES — BY DESTINATION

R$ millions
	1Q04%		1Q05%
Brazil	1,485	25.0%	1,765	25.0%
External market	4,445	75.0%	5,287	75.0%
USA	603	10.2%	743	10.5%
Europe	1,576	26.6%	1,828	25.9%
Japan	553	9.3%	597	8.5%
China	578	9.7%	836	11.9%
Emerging Asia (ex-China)	388	6.5%	428	6.1%
Rest of the World	746	12.6%	854	12.1%
Total	5,930	100.0%	7,052	100.0%

OPERATIONAL MARGIN IN EXPANSION

Operating profit, as measured by EBIT, amounted to R$ 2.376 billion, an increase of 33.5% compared to 1Q04.

EBIT margin amounted to 35.3%, higher than that reported in 1Q04, of 31.4%.

EBIT increased by R$ 596 million yoy, due to the increase in net revenues of R$ 1.062 billion, partly offset by the increase in the cost of goods sold (COGS) of R$ 620 million.

In general terms, the increase in COGS was due to higher prices determined by the current economic cycle, the start-up of the Sossego copper mine in mid-2004 and of course by the expansion in production.

The specific sources of the higher 1Q05 COGS relatively to 1Q04 were the growth in expenses with: (a) materials, R$ 191 million; (b) outsourced services, R$ 222 million; (c) energy, R$ 141 million; and (d) depreciation, R$ 32 million.

Higher prices of parts and components contributed to the increase of costs of materials. Energy costs were impacted by a 31% rise in fuel prices, and various increases in electricity rates. The increase in expenditure on contracted services is mainly due to price increases already scheduled in existing contracts, while the increased depreciation expense reflects the larger Company’s assets.

Demurrage expenses totaled R$ 56 million in 1Q05. Simultaneously with the investments in expansion of loading capacity at the Ports of Ponta da Madeira, Tubarão and Sepetiba, CVRD is making efforts to optimize interaction between production, rail transport and shipment timing, to reduce waiting time suffered by ships in ports.

Negative factors in 1Q05 EBIT — compared to 1Q04 — were: (a) SG&A expenses R$ 3 million higher, basically due to the annual increase in salaries in July 2004, and increased commissions on sales - resulting from increased sales volume; and (b) an increase of R$ 15 million in research and development expenditure, reflecting intensified exploration activities.

COGS BREAKDOWN

R$ million
	1Q04%		1Q05%
Personnel	321	10.1%	314	8.3%
Material	524	16.6%	715	18.9%
Fuel oil and gases	347	11.0%	407	10.7%
Outsourced services	536	16.9%	758	20.0%
Electric energy	236	7.4%	318	8.4%
Acquisition of products	600	19.0%	593	15.7%
Depreciation and exhaustion	315	10.0%	347	9.2%
Goodwill amortization	96	3.0%	96	2.5%
Others	189	6.0%	238	6.3%
Total	3,165	100.0%	3,785	100.0%

LTM EBITDA OF R$ 12.622 BILLION

Cash generation, as measured by EBITDA, amounted to R$ 2.849 billion, an increase of 17.0%, compared to 1Q04.

In the twelve-month period to March 31, EBITDA amounted to R$ 12.662 billion. This represented a qoq growth of R$ 413 million.

Ferrous minerals operation — iron ore, pellets, manganese ore and ferro-alloys — contributed to 68% of CVRD cash generation in 1Q05, while the aluminum chain — bauxite, alumina and primary aluminum - contributed to 16%, logistics services to 10%, non-ferrous minerals to 4% and equity stakes in the steel industry to 2%.

QUARTERLY EBITDA

R$ million
	1Q04	1Q05
Net operating revenues	5,659	6,721
COGS	(3,165)	(3,785)
SG&A	(355)	(358)
Research and development	(66)	(81)
Other operational expenses	(292)	(121)
EBIT	1,780	2,376

Adjustment for non-cash items	183	-
Depreciation, amortization & exhaustion	437	473
Dividends received	36	-

EBITDA	2,436	2,849

EBITDA BY BUSINESS AREA

R$ million
	1Q04	1Q05
Ferrous minerals	1,554	1,936
Non-ferrous minerals	21	104
Logistics	260	292
Aluminum	417	454
Steel	184	64
Total	2,436	2,849

SOLID PERFORMANCE: NET EARNINGS OF R$ 1.615 BILLION

In the first quarter of 2005, CVRD obtained net earnings of R$ 1.615 billion, an increase of 69.3% compared to the same period a year earlier. The yoy rise of R$ 596 million in operating profit, the result of the growth achieved in practically all the Company’s business areas, was the main factor behind CVRD’s higher net earnings in the first quarter in 2005.

Net income in this quarter was also higher than the one achieved in 4Q04, of R$ 1.528 billion, which was positively impacted by non-recurring asset sales. Excluding these extraordinary events, 1Q05 net earnings would be approximately 11% higher than 4Q04.

It is also important to highlight the quality of this quarter net income: there was no influence on non-recurring items, such as results from asset sales, nor monetary variations, since the Real/US dollar exchange rate of March 31st, 2005, of R$ 2.6662, was basically the same of December 31st, 2004, of R$ 2.6544.

The net financial result also had a positive impact on net earnings in 1Q05, being down R$ 231 million compared to 1Q04. Of this amount, a reduction in financial expenses contributed with R$ 179 million, an increase in financial revenues, with R$ 44 million and monetary variation, with R$ 8 million.

The equity income result amounted to R$ 74 million, an increase of R$ 67 million, compared to 1Q04.

The good financial and equity income results more than compensated for the increase of R$ 155 million in expenses on income tax and social contribution, due to the higher taxable earnings base.

DEBT INDICATORS CONTINUE TO IMPROVE

According to US GAAP (United States generally accepted accounting principles), CVRD’s total debt at March 31, 2005 was US$4.182 billion, US$94 million more than at December 31, 2004 (US$4.088 billion). Net debt at the end of March 2005 was US$3.060 billion, vs. US$2.839 billion at the end of December 2004.

Trailing 12-month net debt/adjusted EBITDA increased from 1.10 on December 31, 2004 to 1.05 on March 31, 2005. The ratio of net debt to enterprise value was stable, with a change from 11.8% to 11.1%. Interest coverage as measured by trailing 12-month adjusted EBITDA/interest paid increased, from 12.41 at the end of 2004 to 13.24 on March 31, 2005. The changes in these indicators show the Company’s powerful cash flow and the strategic focus on preserving a healthy balance sheet.

FINANCIAL EXPENSES — US GAAP

US$ million
	1Q04	4Q04	1Q05
Financial expenses:
Debt with third parties	(56)	(63)	(48)
Debt with related parties	(2)	—	(2)
Total debt-related financial expenses	(58)	(63)	(50)

	1Q04	4Q04	1Q05
Gross interest on:
Tax and labour contingencies	(6)	(11)	(11)
Tax on financial transactions (CPMF)	(4)	(11)	(9)
Derivatives	(59)	(67)	5
Others	(15)	(106)	(27)
Total gross interest	(84)	(195)	(42)

Total	(142)	(258)	(92)

DEBT INDICATORS — US GAAP

US$ million
	1Q04	4Q04	1Q05
Gross debt	4,526	4,088	4,182
Net debt	3,443	2,839	3,060
Gross debt / adjusted LTM EBITDA (x)	1.86	1.10	1.05
Adjusted LTM EBITDA / LTM interest expenses (x)	11.69	12.41	13.24
Gross debt / EV (x)	0.19	0.12	0.11

Enterprise Value = market capitalization + net debt

CAPEX: FABRICA NOVA A NEW VALUE CREATION PLATFORM

According to US GAAP (United States generally accepted accounting principles), CVRD’s capital expenditure in 1Q05 totaled US$ 570.3 million, of which US$ 430.7 million was spent on organic growth — projects and R&D, and US$ 139.6 million on “stay-in-business Capex” — maintenance of existing operations1.

Expenditure on R&D was US$ 28.2 million. Ore exploration was concentrated on looking for deposits of copper, nickel, gold, bauxite and manganese.

The feasibility study for the Vermelho project — to be CVRD’s first nickel mine — was completed. A feasibility study for development of the Moatize coal deposit in Mozambique was started at the beginning of 2005 and is expected to be completed in June 2006.

The Fabrica Nova mine, which is part of the CVRD Southern System, started to operate in April, and its 2005 output is expected to reach 10 million tons. Fabrica Nova has a nominal capacity of 15 million tons per year. It is the third Company’s iron ore project to come on stream over the last twelve months.

Total capex with the development of Fabrica Nova is US$ 106 million. It will add approximately 15% to the Southern System total production capacity of iron ore. In 2004, the Southern System mines produced 98.8 million tons of iron ore.

Main projects in progress

Area	Project	Realized	Budgeted		Status
			US million
		1Q05	2005	Total

Ferrous minerals	Expansion of the Carajás iron ore mines to 85 Mtpa - Northern System	41	140	296	This project will increase CVRD’s production capacity by 15 million tons/year, and is scheduled for completion in 2006. Works on the plant and port are in progress. Conclusion of works on the second phase of Pier III of the Ponta da Madeira Port terminal — an additional ship loading facility — is planned for July 2005, for total investment of US$70 million.

	Brucutu iron ore mine — Southern System	24	205	448	We expect Brucutu to produce 6.5 million tons this year. Phase I should be completed in 2006, bringing nominal production capacity to 15 million tons/year. Phase II is scheduled for completion in 2007, bringing production capacity to 24 million tons/year. Works on Phase I are 55% completed.

	Fábrica Nova iron ore mine — Southern System	7	37	106	Started operating in April. Reallocation of the Samarco ore duct is currently in progress — this will increase the workable area. Project conclusion scheduled for the end of this year.

	Expansion of the Itabira iron ore mines — Southern System	3	16	75	Modernization of operations and expansion of production capacity of the Itabira mines to 46 million tons/year. Conclusion and startup planned for 2006. Surface removal has been completed. Work on processing facilities scheduled to start 2Q05.

	Fazendão iron ore mine — Southern System	-	52	100	Project to produce 14 million of ROM (unprocessed) iron ore/year. Works planned to start in second half 2005, with completion and startup in 2006.

	Fábrica iron ore mine — Southern System	-	38	144	Project to expand production capacity at the Fábrica mine by 5 million tons, from 12 million to 17 million tons/year. Startup planned for 2007.

[1]	Capex data is based on effective financial disbursements.

Area	Project	Realized	Budgeted		Status
		US million
		1Q05	2005	Total

	Timbopeba iron ore mine	-	25	25	Extension of the useful life of this mine to 2008, with estimated annual production of 2.7 million tons. US$7.8 million will be invested in development, purchase of small-scale equipment and new access to the rock face. US$17.6 million will be invested in acquisition of rolling stock for the EFVM railroad.

	Tubarão Port expansion - Southern System	5	22	65	Project to expand the conveyor belt systems and loading machinery, and building of new stockyard. Half the works have been completed. Conclusion planned for 2006.

	São Luis pelletizing plant - expansion	3	18	18	Expansion of the plant capacity to 7 million tons/year, with startup planned for second half 2005.

Coal	Anthracite	0	86	86	Agreement to acquire 25% stake in the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yoncheng and Baosteel. In 2005 the mine will produce 1.7 million tons of high quality anthracite.

	Coking coal	0	16	26	Acquisition, in association with the Chinese coal producer Yankuang, of 25% of Shandong Yankuang International Coking Ltd, for production of Coking coal. Production capacity is estimated at 2 million tons/year of coke and 200,000 tons/year of methanol. The coke plant is being assembled, and startup is timetabled for 2006.

Non-ferrous minerals	Expansion of the Taquari-Vassouras potash mine	3	9	78	Project to expand nominal potash production capacity from 600,000 to 850,000 tons/year. Approximately 90% of works completed. Operation scheduled to start in second half 2005.

	The 118 copper mine	-	32	218	Project to produce 36,000 tons of copper cathode. Planning at assessment phase.

	Vermelho nickel mine	-	34	875	Project to produce 45,000 tons of nickel cathode and 2,000 tons of cobalt per year. Planning at assessment stage.

Aluminum	Modules 4 and 5 of Alunorte — alumina	83	306	583	The project for construction of modules 4 and 5 will increase the refinery’s production capacity to 4.2 million tons of alumina per year. Conclusion scheduled for 2006. Approx. 70% of works completed.

	Paragominas I bauxite mine	14	154	352	We expect this mine to start producing 4.5 million of bauxite/year at the end of 2006. The tubes for the 244 km pipeline to transport bauxite from Paragominas to the alumina refinery in Barcarena, in the State of Pará, have been purchased, and production startup is programmed for June 2005. Approximately 20% of works have been completed.

Logistics	Acquisition of locomotives and wagons for the EFVM/EFC/FCA railroads	86	559	559	1,067 wagons and 26 locomotives were bought in the first quarter of 2005.

Electric energy	Aimorés hydroelectric power plant	5	12	144	This plant, on the Rio Doce River in the Brazilian state of Minas Gerais, will have generating capacity of 330MW with startup scheduled for 3Q05. By the end of 1Q05, 95% of the works had been completed. CVRD’s share in the project is 51.0%.

	Capim Branco I and II hydroelectric plants	16	73	181	Both plants are located on the Araguari River in Brazil’s State of Minas Gerais. They will have generation capacity of 240MW and 210MW respectively. Startup of the projects is scheduled for 2006. 57% of the works on Capim Branco I have been concluded, and 31% for Capim Branco II. CVRD’s stake in these project is 48.4%.

CAPEX BY BUSINESS AREA

US$ million
	Realized 1Q05		Budgeted 2005
Ferrous minerals	200	35.1%	1,266	38.0%
Non-ferrous minerals	36	6.3%	303	9.1%
Logistics	154	27.0%	760	22.8%
Aluminum	127	22.2%	537	16.1%
Coal	3	0.4%	136	4.1%
Electric energy	24	4.2%	109	3.3%
Other	28	4.9%	221	6.6%
Total	570	100.0%	3.32	100.0%

SELECTED FINANCIAL INDICTORS FOR THE MAIN NON-CONSOLIDATED COMPANIES

These are available in the quarterly financial statements of CVRD, on the company’s website www.cvrd.com.br, in the sub-section Investor Relations.

CONFERENCE CALL/WEBCAST

A conference call and webcast will be held on Friday, May 13, at 10 a.m. Rio de Janeiro time, 9 am US Eastern Standard Time and 1 pm United Kingdom time. Instructions for participation are on the CVRD website www.cvrd.com.br, under Investor Relations. A recording of the conference call and webcast will be available on CVRD’s website for 90 days after May 13, 2005.

FINANCIAL STATEMENTS

R$ million
	1Q04	1Q05
Gross operating revenues	5,930	7,052
Taxes	(271)	(332)
Net operating revenues	5,659	6,721
Cost of goods sold	(3,165)	(3,785)
Gross profit	2,494	2,936
Gross margin (%)	44.1%	43.7%
Operational expenses	(714)	(560)
Sales	(113)	(100)
Administrative	(242)	(258)
Research and development	(66)	(81)
Other operational expenses	(110)	(121)
Samitri	(183)	—
Result from shareholdings	7	74
Equity income	64	130
Goodwill amortization	(57)	(57)
Provision for losses	—	—
Financial result	(505)	(274)
Financial expenses	(474)	(295)
Financial revenues	69	113
Monetary variation	(100)	(92)
Operating profit	1,281	2,175
Result of discontinued operations	—	—
Change in accounting method	—	—
Income tax and social contribution	(236)	(391)
Minority interest	(92)	(169)
Net earnings	954	1,615

BALANCE SHEET

R$ million
	12/31/2004	03/31/2005
Asset
Current	11,930	11,937
Long term	3,710	3,787
Fixed	27,831	29,159
Total	43,471	44,884
Liabilities
Current	9,327	8,712
Long term	13,935	14,225
Others	2,041	2,162
Shareholders’ equity	18,169	19,785
Paid-up capital	7,300	7,300
Reserves	10,869	12,485
Total	43,471	44,884

CASH FLOW

R$ million
	1Q04	1Q05
Cash flows from operating activities:
Net income	954	1,615
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(7)	(74)
Depreciation, depletion and amortization	129	385
Deferred income tax and social contribution	(93)	(113)
Result from sale of investment	—	—
Financial expenses and foreign exchange and monetary net variation	180	46
Minority interest	92	169
Impairment of property, plant and equipment	15	15
Goodwill amortization in the COGS	96	96
Non-recurring item — Goodwill for Samitri	183	—
Net unrealized derivative losses	153	5
Dividends/interest attributed to stocKholders received	36	—
Others	(70)	(81)
Decrease (increase) in assets:
Accounts receivable	(163)	(338)
Inventories	(78)	(70)
Others	(454)	(122)
Increase (decrease) in liabilities:
Suppliers and contractors	(94)	49
Payroll and related charges	34	(94)
Taxes and Contributions	275	(579)
Others	569	(257)
Net cash provided by operating activities	1,755	652
Cash Flow from investing activities:
Loans and advances receivable	63	12
Guarantees and deposits	(60)	(52)
Additions to investments	(105)	(10)
Additions to property, plant and equipment	(929)	(1,755)
Proceeds from disposals of investments/property, plant and equipment	0	6
Net cash used I investing activities	(1,031)	(1,798)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	173	221
Long-term debt	2,141	726
Repayments:
Related parties	—	—
Financial institutions	(1,663)	(477)
Ações em tesouraria	—	0
Net cash used in financing activities	650	470
Increase (decrease) in cash and cash equivalents	1,374	(677)
Cash and equivalents, beginning of period	2,129	3,917
Cash and equivalents, end of period	3,503	3,240
Cash paid during the period for:
Interest on short-term debt	(18)	(2)
Interest on long-term debt	(282)	(226)
Paid income tax and social contribution	(9)	(211)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(22)	(27)
Transfer of advance for future capital increase to investments	—	—
Income tax and social contribution paid with credits	—	(49)

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report — CVRD Form 20F.”

Contents

Part I	2

1- Management’s Discussion and Analysis of the Operating Results at March 31, 2005 Compared With March 31, 2004	2
1.1- General Aspects	2
1.2- Comments on the Consolidated Results	4
1.2.1- Consolidated Gross Revenue	4
1.2.2- Consolidated Cost of Products and Services	5
1.2.3- Cash Generation Consolidated	6
1.3- Comments on the Parent Company Results	7
1.3.1- Gross Revenue	7
1.3.2- Cost of Products and Services	8
1.3.3- Results of Shareholdings by Business Area	9
1.3.4- Other Operating Expenses	10
1.3.5- Net Financial Results	10
1.3.6- Income Tax and Social Contribution	10

Part II	11

Quarterly Information and Notes to the Quarterly Information	11
2- Balance Sheet	11
3- Statement of Income	12
4- Statement of Changes in Stockholders’ Equity (additional Information)	14
5- Statement of Cash Flows (Additional Information)	15
6- Notes to the Quarterly Information at March 31, 2005 and 2004	16
6.1- Operations	16
6.2- Presentation of Quarterly Information	16
6.3- Significant Accounting Policies	16
6.4- Principles of Consolidation	17
6.5- Cash and Cash Equivalents	17
6.6- Accounts Receivable from Customers	17
6.7- Inventories	17
6.8- Related parties	18
6.9- Taxes to recover or offset	18
6.10- Deferred Income Tax and Social Contribution	19
6.11- Consolidated investments	20
6.12- Property, Plant and Equipment	20
6.13- Loans and Financing	21
6.14- Contingent Liabilities	22
6.15- Environmental and Site Reclamation and Restoration Costs	23
6.16- Paid-up Capital	24
6.17- Treasury Stock	24
6.18- Financial Results - Parent company and consolidated	25
6.19- Financial Instruments - Derivatives	26
6.20- Administrative and Other Operating Expenses	27
6.21- Subsequent Events	27

Part III	29

9- Attachment I - Statement of Investments in Subsidiaries and Jointly-Controlled Companies	29
10- Other Information the Company Deems Relevant	30
10.1- Consolidated Iron Ore and Pellet Sales (Main Markets) (Not Reviewed)	30
11- Report of the Independent Accountants	31
12- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	32

CVRD	1

Part I

Expressed In thousands of reais

1-	Management’s Discussion and Analysis of the Operating Results at March 31, 2005 Compared With March 31, 2004

1.1- General Aspects

(a) Companhia Vale do Rio Doce’s segments of business are as follows:

•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping; and

•	Holdings: equity holdings in producers of aluminum, steel and electric power generation.

Ferrous Minerals

Iron Ore and Pellets

Operating through two world-class integrated systems for ore production and distribution. The Southern System, based in the states of Minas Gerais and Espírito Santo and the Northern System, based in the states of Pará and Maranhão, each consisting of mines, railroads and maritime terminals. Besides those, there is a third system that consists of mines and port facilities from Caemi.

Currently CVRD operates nine pelletizing plants in Brazil, five of them in joint ventures with international partners. The Company also has an interest in Samarco, which owns and operates two pelletizing plants in Espírito Santo, and an interest in GIIC, a pelletizing plant in Bahrein.

Iron ore and pellets sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation processes required to produce the desired final product, granulometric, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs.

Annual price negotiations generally occur from November to February, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each period up to March of the next period. In the European market, the renegotiated prices are effective as of January of each period. For 2005 prices increased by 71.5%.

Manganese and Ferroalloys

This activity is carried out through the subsidiaries RDM located in the state of Bahia and Minas Gerais, Urucum located in the state of Mato Grosso do Sul, Rio Doce Manganèse Europe in France and Rio Doce Manganese Norway in Norway.

Non-Ferrous Minerals

Potash

The Company through a leasing contract with Petroleo Brasileiro S.A . - PETROBRAS, has a potash leased mine from Operational Unit Taquari-Vassouras (UOTV), located in state of Sergipe. It is the only producer of potash chloride in activity in Brazil, The potash explored by the Company is raw material to fertilizers producers.

In November, 2004, CVRD won an international competition for the research evaluation and exploration of a potash deposit in the Neuquen Province, Argentina.

Copper

CVRD’s copper activities have been operating since June, 2004 the Sossego mine in Pará. Sossego is the first copper mine of CVRD. Kaolin

Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Kaolin commercial activities are conducted through Caemi, controller of Pará Pigmentos S.A. and Cadam.

CVRD	2

Logistics

The logistics system includes the Vitória to Minas Railroad and the Tubarão port complex in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, CVRD controls the railroad Ferrovia Centro-Atlântica S.A. - FCA, and has interest in MRS Logística.

The principal cargo of CVRD’s railroad is the Company’s own iron ore, along with steel, coal, pig iron, agricultural products and fuel. The Company charges market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

Energy

The Company participates in nine hydroelectric plants, four of which are in operation. CVRD’s investments in the sector seek to optimize the Group’s supply of electric power.

Holdings

Aluminum Operations

The Company sells aluminum, alumina and bauxite to an active world market in which prices are determined based on prices for the primary aluminum quoted on the London Metals Exchange and the Commodity Exchange, Inc (Comex) at the time of delivery.

Bauxite extraction operation works through our jointly-controlled company Mineração Rio do Norte S.A. - MRN.

Alumina refine works through ALUNORTE - Alumina do Norte do Brasil S.A. and the smelts of aluminum through ALBRAS - Aluminio Brasileiro S.A. and the jointly-controlled company Valesul Alumínio S.A..

Steel

Commercial activities in the steel industry are conducted through the jointly-controlled company California Steel Industries Inc., located in California and through the affiliated company Usiminas.

(b)	The variations of the main currencies and indices in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

	Δ%				Parity - end of period
Currencies / Indices	U.S.
Period	DOLLAR	YEN	IGP-M	TJLP	US$ x R$	US$ x Yen
From 01/01/05 to 03/31/05	0.4	(4.1)	1.6	2.4	2.6662	107.39
From 10/01/04 to 12/31/04	(7.1)	(0.2)	2.0	2.4	2.6544	102.55
From 01/01/04 to 03/31/04	0.7	3.3	2.7	2.4	2.9086	104.48

About 86% of the consolidated gross revenue (88% parent company) on 03/31/05 is linked to the U.S. dollar. About 33% (32% parent company) of total consolidated costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 91% (97% parent company) of the short-term and long-term loans of the consolidated on 03/31/05 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.13 and 6.18).

(c)	On 03/31/05, the consolidated trade balance of US$ 1,095 million was generated as follows:

	Consolidated (in US$ million)
	03/31/05	03/31/04
Exports	1,336	1,088
Imports	(241)	(156)

	1,095	932

CVRD	3

1.2- Comments on the Consolidated Results

1.2.1- Consolidated Gross Revenue

Sales volume and revenues by products and services:

	In thousands of metric tons
	(except railroad transportation)			In thousands of reais
	03/31/05	03/31/04	Δ%	03/31/05	03/31/04	Δ%
Iron ore	49,159	43,383	13	2,753,407	2,263,635	22
Pellets (*)	9,725	9,427	3	1,188,131	944,042	26

	58,884	52,810	12	3,941,538	3,207,677	23

Manganese	198	161	23	63,355	22,667	180
Ferroalloys	136	203	(33)	434,884	345,469	26
Copper	85	—	—	199,980	—	—
Potash	138	138	—	80,373	65,272	23
Kaolin	280	286	(2)	104,576	112,594	(7)
Railroad transportation (millions of TKU)	8,333	8,795	(5)	505,512	456,958	11
Port services	6,313	6,213	2	114,375	96,086	19
Maritime transportation	—	—	—	104,576	92,490	13
Aluminum	122	110	11	611,222	525,091	16
Alumina	464	467	(1)	358,703	306,752	17
Bauxite	1,233	1,135	9	70,043	70,835	(1)
Steel	—	—	—	452,153	609,651	(26)
Other products and services	—	—	—	11,073	18,013	(39)

				7,052,363	5,929,555	19

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amount of R$ 21,213 and R$ 13,776, referring to the first quarter of 2005 and 2004, respectively.

Revenues from iron ore and pellets increased by 23% (R$ 3,941,538 on 03/31/05 against R$ 3,207,677 on 03/31/04) due to modification of the product mix and higher prices on 03/31/05.

Revenues from manganese and ferroalloys increased by 35% (R$ 498,239 on 03/31/05 against R$ 368,136 on 03/31/04) and reflect increase in prices and change of mix of products related to the companies of the segment discussed in Item 1.3.3 Ferrous Minerals — Manganese and ferroalloys.

Revenues from kaolin decreased by 7% (R$ 104,576 on 03/31/05 against R$ 112,594 on 03/31/04). This effect was basically due to the sales decrease in volumes and the devaluation of the US American dollar compared to the real.

Revenues from transportation rose 11% (R$ 505,512 on 03/31/05 against R$ 456,958 on 03/31/04), due mainly to higher railway freight rates.

Revenues in the aluminum area rose 15% (R$ 1,039,968 on 03/31/05 versus R$ 902,678 on 03/31/04), due to increase of production capacity of bauxite and alumina plants as well as the average selling prices, discussed in Item 1.3.3 Holdings - Aluminum.

Revenues from steel products decreased by 26% (R$ 452,153 on 03/31/05 compared with R$ 609,651 on 03/31/04). This reflects the sale of CST on December 2004, offset by the performance of CSI, discussed in Item 1.3.3 Holdings - Steel.

CVRD	4

Gross Consolidated Revenue by Segment

		Non -		Holdings			Total
	Ferrous	Ferrous
	Minerals	Minerals	Logistics	Aluminum	Steel	Eliminations	03/31/05%		03/31/04%
External market
America, except United States	606,447	328	29,699	294,618	—	(412,834)	518,258	7	473,064	8
United States	339,020	—	7,767	246,431	452,153	(301,982)	743,389	11	603,193	10
Europe	2,289,882	132,649	15,552	374,606	—	(984,563)	1,828,126	26	1,575,853	27
Middle East/Africa/Oceania	447,831	—	—	14,916	—	(127,073)	335,674	5	273,346	5
Japan	558,736	16,858	—	257,435	—	(235,832)	597,197	8	553,443	9
China	1,154,378	71,554	—	67,434	—	(457,142)	836,224	12	578,045	10
Ásia, other than Japan and China	548,773	181,784	—	—	—	(302,123)	428,434	6	387,736	7

	5,945,067	403,173	53,018	1,255,440	452,153	(2,821,549)	5,287,302	75	4,444,680	76
Internal Market	1,169,045	131,728	745,093	353,363	—	(634,168)	1,765,061	25	1,484,875	24

Total operating revenues	7,114,112	534,901	798,111	1,608,803	452,153	(3,455,717)	7,052,363	100	5,929,555	100

1.2.2- Consolidated Cost of Products and Services

By Nature

	Denominated in
	R$	US$	03/31/05%		03/31/04%		Δ%
Personnel	282,325	31,846	314,171	8	320,893	10	(2)
Material	552,674	162,347	715,021	19	524,117	17	36
Oil and gas	328,666	77,843	406,509	11	347,319	11	17
Outsourced services	552,127	206,035	758,162	20	536,195	17	41
Energy	299,490	18,055	317,545	8	235,584	7	35
Raw Material	12,577	580,427	593,004	16	600,323	19	(1)
Depreciation and depletion	331,830	14,903	346,733	9	315,075	10	10
Amortization of goodwill	96,095	—	96,095	3	96,096	3	—
Others	95,412	142,327	237,739	6	189,417	6	26

Total	2,551,196	1,233,783	3,784,979	100	3,165,019	100	20

	67%	33%

The 20% (R$ 619,960) increase in the cost of products and services (R$ 3,784,979 on 03/31/05 against R$ 3,165,019 on 03/31/04) is due to changes in consolidated entities, increases in sales volumes and changes in the prices of the various elements which comprise production cost during the period.

CVRD	5

1.2.3- Cash Generation Consolidated

The operating cash generation consolidated measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion plus dividends received) was R$ 2,849,394 on 03/31/05, against R$ 2,435,668 on 03/31/04, an increase of 17%.

EBITDA

	03/31/05	03/31/04
Net operating revenue	6,720,573	5,658,625
Cost of products and services	(3,784,979)	(3,165,019)
Operating expenses	(559,695)	(714,153)

Operating profit	2,375,899	1,779,453
Depreciation / amortization of goodwill	473,495	437,356

	2,849,394	2,216,809
Dividends received	—	36,063
Goodwill Samitri	—	182,796

EBITDA R$	2,849,394	2,435,668

Current liabilities
Current portion of long-term debt - unrelated parties	2,058,984	2,525,818
Short-term debt	702,853	515,202
Loans from related parties	108,801	72,976

	2,870,638	3,113,996

Long-term liabilities
Long-term debt - unrelated parties	9,336,284	9,044,631
Loans from related parties	31,131	41,158

	9,367,415	9,085,789

Gross debt	12,238,053	12,199,785

Interest paid	227,668	300,396
Stockholders’ equity	19,784,523	18,169,333

EBITDA / Interest paid	12.52	8.11
EBITDA Margin	42%	43%
EBIT Margin	35%	31%
Gross debt / EBITDA	4.29	5.01
Gross debt / Equity Capitalization	38	40

Consolidated EBITDA by Segment

	03/31/05		03/31/04
	EBITDA		EBITDA
	Segments	% of total	Segments	% of total
Ferrous minerals	1,935,966	68%	1,553,513	64%
Non - ferrous minerals	103,739	4%	20,757	0%
Logistics	292,033	10%	260,265	11%
Holdings
Aluminum	453,984	16%	416,862	17%
Steel	63,672	2%	184,271	8%

	2,849,394	100%	2,435,668	100%

CVRD	6

1.3- Comments on the Parent Company Results

The net income of the Company on 03/31/05 was R$ 1,615,190 compared with net income of R$ 953,714 on 03/31/04 (the earnings per share corresponds to R$ 1.40 on 03/31/05 versus R$ 0.83 on 03/31/04).

The gross margin declined from 43.4% on 03/31/04 to 36.3% on 03/31/05. The gross revenue rose R$ 674,492 (to R$ 2,731,147 on 03/31/05 from R$ 2,057,802 on 03/31/04), while the cost of products and services increased R$ 581,873 (from R$ 1,475,929 on 03/31/04 to R$ 2,057,802 on 03/31/05).

1.3.1- Gross Revenue

The 25% increase in gross revenue (R$ 3,405,639 on 03/31/05 against R$ 2,731,147 on 03/31/04) is the result of the 11% higher volume sold of iron ore and pellets and the increase of prices of products and services. The revenues of the period includes the sale of copper (85 thousands of tons - R$ 188,079) began in June, 2004 and alumina, began in December 2004. This effect was compensated in part by the average valuation of the real against the United States Dollar by 8%, incident on 88% of the revenue of the Company.

	In thousands of metric tons (except
	railroad transportations)			In thousands of reais
	03/31/05	03/31/04	Δ%	03/31/05	03/31/04	Δ%
External market
Iron ore - fines	28,143	24,757	14	1,359,765	1,159,327	17
Iron ore - lump ore	1,629	2,087	(22)	81,172	109,027	(26)
Pellets	5,797	5,214	11	560,873	479,596	17

	35,569	32,058	11	2,001,810	1,747,950	15

Internal market
Iron ore - fines	8,434	7,853	7	385,934	331,256	17
Iron ore - lump ore	2,559	2,204	16	118,943	97,225	22
Pellets (*)	1,271	1,141	11	195,023	151,278	29

	12,264	11,198	10	699,900	579,759	21

Total
Iron ore - fines	36,577	32,610	12	1,745,699	1,490,583	17
Iron ore - lump ore	4,188	4,291	(2)	200,115	206,252	(3)
Pellets	7,068	6,355	11	755,896	630,874	20

	47,833	43,256	11	2,701,710	2,327,709	16

Copper	85	—	—	188,079	—	—
Potash	138	138	—	80,373	65,272	23
Railroad transportation (millions of TKU) (**)	5,674	5,526	3	289,037	261,142	11
Port services	5,499	5,635	(2)	76,895	71,485	8
Alumina	52	—	—	59,963	—	—
Other products and services	—	—	—	9,582	5,539	73

				3,405,639	2,731,147	25

(*)	Includes revenues derived from services provided to pelletizing joint ventures in the amounts of R$ 52,456 and R$ 35,777 in the first quarter of 2005 and 2004, respectively.

(**)	The Company carried through its railroad system 3,987 and 3,959 million of TKUs of general cargo and 1,687 and 1,567 million of TKUs of iron ore and pellets in the first quarter of 2005 and 2004, respectively.

CVRD	7

Gross revenue by segment

	Ferrous	Non-Ferrous			Total
	Minerals	Minerals	Logistics	3/31/2005%		3/31/2004%
External market
Americas, except the United States	157,700	—	—	157,700	5	156,185	6
United States	72,101	—	—	72,101	2	83,199	3
Europe	750,603	34,980	—	785,583	23	706,484	26
Middle East/Africa/Oceania	200,067	—	—	200,067	6	162,124	6
Japan	207,820	—	—	207,820	6	192,041	7
China	423,744	33,030	—	456,774	13	265,615	10
Asia, other than Japan and China	189,775	81,962	—	271,737	8	182,302	7

	2,001,810	149,972	—	2,151,782	63	1,747,950	65
Internal market	709,482	178,443	365,932	1,253,857	37	983,197	35

Total gross revenues	2,711,292	328,415	365,932	3,405,639	100	2,731,147	100

1.3.2- Cost of Products and Services

The 39% increase (R$ 581,873) in products and services costs (R$ 2,057,802 on 03/31/05 against R$ 1,475,029 on 03/31/04) is mainly due to increase of sales, increase of expenses related to maintenance of assets and equipment, price increase, exchange rate impact on part of costs linked to US dollars and the sales of copper, that began in June 2004.

By Nature

	Denominated
	R$	US$	03/31/05%		03/31/04%		Δ%
Personnel	162,803	—	162,803	8	149,942	10	9
Material	357,742	73,273	431,015	21	230,902	16	87
Oil and gas	203,518	—	203,518	10	160,025	11	27
Outsourced services	276,970	56,729	333,699	16	205,210	14	63
Outsourced transportation	5,345	101,548	106,893	5	83,281	6	28
Energy	77,514	—	77,514	4	43,871	3	77
Acquisition of iron ore and pellets	—	313,217	313,217	15	268,222	18	17
Tolling industrialization	—	16,379	16,379	1	14,991	1	9
Depreciation and depletion	191,226	—	191,226	9	148,533	10	29
Amortization of goodwill	96,095	—	96,095	5	96,096	6	—
Others	33,781	91,662	125,443	6	74,856	5	68

Total	1,404,994	652,808	2,057,802	100	1,475,929	100	39

	68%	32%

CVRD	8

1.3.3- Results of Shareholdings by Business Area

The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area	03/31/05	03/31/04%
Ferrous Minerals
• Iron ore	377,308	139,778	170
• Pellets	148,809	100,349	48
• Manganese and ferroalloys	145,929	76,537	91
Non-Ferrous Minerals	(3,807)	5,635	(168)
Logistics	46,337	35,189	32
Holdings
• Steel	140,930	121,249	16
• Aluminum	200,863	89,613	124
Others	272	3,697	(93)

Gain on investments accounted for by the equity method	1,056,641	572,047	85

Provision for losses	(10,998)	(28,402)	61

Amortization of goodwill	(57,270)	(57,270)	—

Exchange variation in Stockholders’ Equity of companies abroad	37,827	23,184	63

Results of equity investments	1,026,200	509,559	101

The effects of exchange rate variation on debt generated a sharp negative variation impacting the results of equity investments due to the real devaluation against US dollar of only 0.4% and 0.7% in the first quarter of 2005 and 2004, respectively.

Ferrous Minerals

Iron Ore and Pellets

Operationally, there occurred increases in iron ore and pellets sales volume and prices.

Manganese and Ferroalloys

Equity in the results of investees had an increase, mainly due to the increases in sales volume and selling average prices of manganese and ferroalloys.

Non-Ferrous Minerals

Operating income was stable despite the increase in sales volume and increase in average prices in US. The gains were offset by the negative exchange rate of the euro over costs and costs with mineral researches and expenses.

CVRD	9

Logistic

Equity in the results of investees increased substantially, due to the increase in volume transported through the railroads and shipments as well as increase in port services. Selling average prices increased mainly due to the strong demand for transportation services, especially from the exporters.

Holdings

Aluminum

Better results mainly due to increase in price and volume.

Steel

Although we divested CST, the equity in the results increased due to exceptional results obtained mainly by the jontly-controlled company Usiminas.

1.3.4- Other Operating Expenses

The other operating expenses, except for non recurring item referring to Samitri’s goodwill amortization, increased R$ 17,398 (R$ 274,581 on 03/31/05 compared to R$ 257,183 on 03/31/04) (Note 6.20).

1.3.5- Net Financial Results

The net financial result on 03/31/05 had a impact of R$ 14,304 (expense of R$ 190,607 on 03/31/05 compared to expense of R$ 204,911 on 03/31/04).

1.3.6- Income Tax and Social Contribution

Income tax and social contribution reflect an expense of R$ 116,268 on 03/31/05 compared with an expense of R$ 43,224 on 03/31/04, mainly caused by increase of taxable income. (Note 6.10)

CVRD	10

Part II

Quarterly Information and Notes to the Quarterly Information

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

2- Balance Sheet

March 31	In thousands of reais
		Parent Company		Consolidated
	Notes	03/31/05	12/31/04	03/31/05	12/31/04
Assets

Current assets

Cash and cash equivalents	6.5	300,355	305,927	3,239,768	3,916,758
Accounts receivable from customers	6.6	1,619,253	1,849,954	3,413,896	3,076,060
Related parties	6.8	963,991	588,563	131,320	73,360
Inventories	6.7	935,812	870,197	2,963,736	2,893,837
Taxes to recover or offset	6.9	477,741	512,246	815,259	898,174
Deferred income tax and social contribution	6.10	473,668	345,967	587,969	428,358
Others	—	369,524	252,096	785,162	643,507

		5,140,344	4,724,950	11,937,110	11,930,054

Long-term receivables

Related parties	6.8	562,107	586,668	115,325	108,973
Loans and financing	—	103,322	106,324	147,951	149,843
Deferred income tax and social contribution	6.10	528,869	523,355	1,011,684	1,057,986
Judicial deposits	6.14	1,181,151	1,147,433	1,731,461	1,679,901
Prepaid expenses	—	—	—	101,154	94,908
Accounts receivable - sale of assets	—	—	—	34,375	38,465
Assets for sale	—	—	—	92,496	111,419
Advances to energy suppliers	—	—	—	302,394	260,264
Others	—	51,209	27,768	250,618	208,635

		2,426,658	2,391,548	3,787,458	3,710,394

Permanent assets

Investments	6.11	13,932,719	12,975,425	2,773,384	2,829,997
Property, plant and equipment	6.12	16,386,783	15,246,012	26,181,260	24,797,944
Deferred charges	—	—	—	204,558	203,079

		30,319,502	28,221,437	29,159,202	27,831,020

		37,886,504	35,337,935	44,883,770	43,471,468

Liabilities and stockholders’ equity

Current liabilities

Short-term debt	6.13	—	—	702,853	515,202
Current portion of long-term debt	6.13	724,782	670,297	2,058,984	2,525,818
Payable to suppliers and contractors	—	1,584,524	1,515,901	2,020,679	1,972,062
Related parties	6.8	3,083,308	2,042,670	108,801	106,302
Payroll and related charges	—	198,376	288,452	305,163	399,428
Pension Plan - Valia	—	90,790	91,121	90,790	91,121
Proposed dividends and interest on stockholders’ equity	—	1,278,513	1,278,513	1,516,322	1,286,231
Taxes and contributions	—	575,053	527,324	977,842	1,556,718
Others	—	335,266	378,797	930,504	873,716

		7,870,612	6,793,075	8,711,938	9,326,598

Long-term liabilities

Long-term debt	6.13	2,939,859	2,910,794	9,336,284	9,044,631
Related parties	6.8	3,569,389	3,783,952	31,131	41,158
Provisions for contingencies	6.14	1,994,756	1,952,786	2,630,271	2,603,969
Pension Plan - Valia	—	576,209	569,671	576,209	569,671
Provision for environmental liabilities	—	263,281	255,464	263,281	255,464
Provisions for derivatives	—	43,778	55,268	379,396	432,483
Others	—	844,097	847,592	1,008,431	987,318

		10,231,369	10,375,527	14,225,003	13,934,694

Deferred income	—	—	—	8,909	9,538

Minority interests	—	—	—	2,153,397	2,031,305

Stockholders’ equity

Paid-up capital	6.16	7,300,000	7,300,000	7,300,000	7,300,000
Revenue reserves	—	12,484,523	10,869,333	12,484,523	10,869,333

		19,784,523	18,169,333	19,784,523	18,169,333

		37,886,504	35,337,935	44,883,770	43,471,468

The additional information, notes and attachment I are an integral part of the quarterly information.

CVRD	11

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

3- Statement of Income

Periods ended March 31	In thousands of reais
		Parent Company		Consolidated
	Notes	03/31/05	03/31/04	03/31/05	03/31/04
Operating revenues	1.2.1/
Sales of ore and metals	1.3.1
Iron ore and pellets		2,701,710	2,327,709	3,941,538	3,207,677
Manganese and ferroalloys		—	—	498,239	368,136
Copper		188,079	—	199,980	—
Potash		80,373	65,272	80,373	65,272
Kaolin		—	—	104,576	112,594

		2,970,162	2,392,981	4,824,706	3,753,679

Transport services		365,932	332,627	724,463	645,534
Sales of aluminum-related products		59,963	—	1,039,968	902,678
Sales of steel products		—	—	452,153	609,651
Other products and services		9,582	5,539	11,073	18,013

		3,405,639	2,731,147	7,052,363	5,929,555

Value Added taxes		(177,391)	(122,949)	(331,790)	(270,930)

Net operating revenues		3,228,248	2,608,198	6,720,573	5,658,625

Cost of products and services	1.2.2/
Ores and metals	1.3.2	(1,883,331)	(1,374,289)	(2,405,412)	(1,889,836)
Transport services		(133,552)	(98,616)	(440,795)	(408,193)
Aluminum-related products		(32,918)	—	(549,292)	(463,879)
Steel products		—	—	(383,660)	(392,482)
Other products and services		(8,001)	(3,024)	(5,820)	(10,629)

		(2,057,802)	(1,475,929)	(3,784,979)	(3,165,019)

Gross profit		1,170,446	1,132,269	2,935,594	2,493,606

Gross margin		36.3%	43.4%	43.7%	44.1%

Operating expenses
Selling		(85)	(4,655)	(100,149)	(112,941)
Administrative	6.20	(123,026)	(104,589)	(257,549)	(242,388)
Research and development		(72,657)	(63,339)	(81,129)	(66,431)
Other operating expenses		(78,813)	(84,600)	(120,868)	(109,597)
Non recurring item - Samitri’s Goodwill amortization		—	(182,796)	—	(182,796)

		(274,581)	(439,979)	(559,695)	(714,153)

Operating profit before financial results and results of equity investments		895,865	692,290	2,375,899	1,779,453
Results of equity investments	6.11
Gain on investments accounted for by the equity method		1,056,641	572,047	130,359	64,131
Amortization of goodwill		(57,270)	(57,270)	(57,270)	(57,270)
Provision for losses		(10,998)	(28,402)	—	—
Exchange variation in stockholders ´equity of companies abroad		37,827	23,184	430	422

		1,026,200	509,559	73,519	7,283
Financial results	6.18	(190,607)	(204,911)	(274,447)	(505,474)

Income before income tax and social contribution		1,731,458	996,938	2,174,971	1,281,262
Income tax and social contribution	6.10	(116,268)	(43,224)	(390,544)	(235,548)

Income before minority interests		1,615,190	953,714	1,784,427	1,045,714
Minority interests		—	—	(169,237)	(92,000)

Net income for the period		1,615,190	953,714	1,615,190	953,714

Number of shares outstanding at the end of the period (in thousands) (a)		1,151,520	1,151,520	1,151,520	1,151,520

Net Earnings per share outstanding at the end of the period (R$)		1.40	0.83	1.40	0.83

The additional information, notes and attachment I are an integral part of the quarterly information.

CVRD	12

(a) Reflects as if the stocks split had occurred on 03/31/04

CVRD	13

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4- Statement of Changes in Stockholders’ Equity (Additional Information)

Periods ended March 31	In thousands of reais
		Revenue reserves
	Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
December 31, 2003	6,300,000	6,039,326	1,004,166	557,266	1,080,141	89,993	(131,318)	—	14,939,574

Capitalization of reserves	1,000,000	(910,007)	—	—	—	(89,993)	—	—	—
Realization of reserve	—	—	—	(211,538)	—	—	—	211,538	—
Net income for the year	—	—	—	—	—	—	—	6,459,519	6,459,519
Interim interest on stockholders’ equity	—	—	—	—	—	—	—	(1,671,484)	(1,671,484)
Interim dividends	—	—	—	—	—	—	—	(279,763)	(279,763)
Additional remuneration proposed	—	—	—	—	—	—	—	(1,278,513)	(1,278,513)
Appropriation to revenue reserves	—	3,077,659	—	—	322,976	40,662	—	(3,441,297)	—

December 31, 2004	7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,662	(131,318)	—	18,169,333

Net income for the period	—	—	—	—	—	—	—	1,615,190	1,615,190

December 31, 2004	7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,662	(131,318)	1,615,190	19,784,523

The additional information, notes and attachment I are an integral part of the quarterly information.

CVRD	14

(A free translation of the original in Portuguese)
5- Statement of Cash Flows (Additional Information)

Periods ended March 31	In thousands of reais
	Parent Company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Cash flows from operating activities:
Net income for the period	1,615,190	953,714	1,615,190	953,714
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(1,026,200)	(509,559)	(73,519)	(7,283)
Depreciation, amortization and depletion	208,998	164,571	385,025	128,543
Deferred income tax and social contribution	(133,215)	(149,214)	(113,309)	(93,075)
Result on sale of assets	—	—	—	—
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	45,163	88,268	46,291	180,134
Minority interests	—	—	169,237	92,000
Disposal of property, plant and equipment	1,775	1,309	15,247	15,003
Amortization of goodwill in the cost of products sold	96,095	96,096	96,095	96,095
Non recurring item - goodwill of Samitri	—	182,796	—	182,796
Net losses on derivatives	(3,350)	34,420	4,595	152,966
Dividends/interest on stockholders’ equity	158,857	210,315	—	36,063
Others	18,223	(17,925)	(81,327)	(69,949)

	981,536	1,054,791	2,063,525	1,667,007

Decrease (increase) in assets:
Accounts receivable	230,701	87,003	(337,836)	(162,674)
Inventories	(65,615)	(43,291)	(69,899)	(78,392)
Others	(105,270)	(19,103)	(122,327)	(453,855)

	59,816	24,609	(530,062)	(694,921)

Increase (decrease) in liabilities:
Suppliers and contractors	68,623	63,410	48,617	(94,185)
Payroll and related charges and others	(90,076)	(21,523)	(94,265)	33,841
Taxes and contributions	(47,729)	192,438	(578,876)	274,581
Others	29,213	19,732	(256,754)	569,026

	(39,969)	254,057	(881,278)	783,263

Net cash provided by operating activities	1,001,383	1,333,457	652,185	1,755,349

Cash flows from investing activities:
Loans and advances receivable	(14,892)	352,072	12,030	62,743
Guarantees and deposits	(33,718)	(48,456)	(51,560)	(60,082)
Additions to investments	(516,037)	(73,626)	(10,182)	(105,188)
Additions to property, plant and equipment	(1,319,756)	(873,446)	(1,755,264)	(929,033)
Proceeds from disposal of property, plant and equipment/investments	6,477	306	6,477	306

Net cash used in investing activities	(1,877,926)	(643,150)	(1,798,499)	(1,031,254)

Cash flows from financing activities:
Short-term debt	798,557	(471,792)	220,852	172,596
Long-term debt	700,165	991,498	725,819	2,141,162
Repayments:
Related parties	(438,489)	—	—	—
Financial institutions	(189,262)	(1,170,187)	(477,347)	(1,663,462)

Net cash provided by (used in) financing activities	870,971	(650,481)	469,324	650,296

Increase (decrease) in cash and cash equivalents	(5,572)	39,826	(676,990)	1,374,391
Cash and cash equivalents, beginning of the period	305,927	342,008	3,916,758	2,128,544

Cash and cash equivalents, end of the period	300,355	381,834	3,239,768	3,502,935

Cash paid during the period for:
Short-term interest	—	(4,016)	(1,544)	(18,339)
Long-term interest	(76,731)	(105,368)	(226,124)	(282,057)
Income tax and social contribution paid	(166,634)	—	(210,771)	(9,255)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(38,265)	(22,461)	(26,792)	(21,919)
Transfer of advance for future capital increase to investments	(503,880)	—	—	—
Additions to property, plant and equipment - mergers	—	—	(48,681)	—

The additional information, notes and attachment I are an integral part of the quarterly information.

CVRD	15

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)

6- Notes to the Quarterly Information at March 31, 2005 and 2004

Expressed In thousands of reais

6.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in iron ore and pellets, manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.

6.2- Presentation of Quarterly Information

The quarterly information have been prepared in conformity with accounting practices adopted in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil - IBRACON (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and Consolidated:

a)	Statement of Cash Flows - based on the criteria of NPC 20 of IBRACON; and

b)	Statement of Results by Business Segment - prepared in accordance with the business areas of the Company: ferrous minerals, non-ferrous minerals, aluminum, steel, logistics, others and corporate center.

Certain amounts have been adjusted for better comparability.

6.3- Significant Accounting Policies

(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Quarterly Information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable;

(g)	Property, plant and equipment, including interest and financial charges incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity;

(h)	Research and development costs are registered as operational expenses until the proof of its economical feasibility to commercially exploit the mine. After this proof, the costs are capitalized as part of the costs of the mine operation;

(i)	During the development of a mine, stripping costs registered are capitalized as part of the depreciable cost of building and constructing the mine. Post-production stripping costs are recorded as cost of production when incurred; and

(j)	Pre-operating costs except for financial charges capitalized as mentioned in (g) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects and expansion of Alunorte and Albras.

CVRD	16

6.4- Principles of Consolidation

(a)	The consolidated quarterly information show the balances of assets and liabilities on March 31, 2005 and 2004 and the operations of the Parent Company on March, 31 2005 and December 31, 2004, its direct and indirect subsidiaries and its jointly-controlled companies for the periods then ended;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated quarterly information in proportion to the participation of the Parent Company in the capital of each investee;

(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.

6.5- Cash and Cash Equivalents

	Parent Company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Cash and bank accounts	23,414	89,667	434,263	416,086
Marketable securities linked to the interbank deposit certificate rate	276,941	216,260	966,996	820,736
Time deposits / overnight investments	—	—	1,470,828	1,945,613
Others	—	—	367,681	734,323

	300,355	305,927	3,239,768	3,916,758

6.6- Accounts Receivable from Customers

	Parent Company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Domestic	526,084	567,849	592,708	587,010
Export	1,178,719	1,378,177	3,073,705	2,753,238

	1,704,803	1,946,026	3,666,413	3,340,248

Allowance for doubtful accounts	(46,948)	(54,948)	(211,942)	(221,179)
Allowance for ore weight credits	(38,602)	(41,124)	(40,575)	(43,009)
	1,619,253	1,849,954	3,413,896	3,076,060

6.7- Inventories

	Parent Company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Finished products
. Iron ore and pellets	345,213	363,265	597,138	592,115
. Manganese and ferroalloys	—	—	424,620	389,203
. Aluminum	—	—	215,123	231,847
. Steel products	—	—	104,539	93,159
. Copper	22,981	6,860	22,981	6,860
. Others	8,145	5,066	76,541	70,957

	376,339	375,191	1,440,942	1,384,141
Spare parts and maintenance supplies	559,473	495,006	1,522,794	1,509,696

	935,812	870,197	2,963,736	2,893,837

CVRD	17

6.8- Related parties

	Consolidated
	Assets				Liabilities
	03/31/05		12/31/04		03/31/05		12/31/04
		Related		Related		Related		Related
		party -		party -		party -		party -
	Customers	assets	Customers	assets	Suppliers	liabilities	Suppliers	liabilities
Nibrasco	35,723	—	37,198	1	36,188	2,805	20,803	17,353
Hispanobras	33,512	131	32,097	132	44,181	9,227	39,482	10,960
Itabrasco	31,811	19	31,655	1	21,447	6,412	33,744	3,107
Kobrasco	26,089	30,113	25,346	29,717	24,380	5,104	7,935	15,705
Gulf industrial investment Co. - GIIC	22,932	—	13,713	—	2,552	—	131	—
Usiminas	20,902	75,679	21,207	—	—	—	102	—
Valesul	14,077	263	30	244	41	—	28	—
Samarco Mineração S.A	3,432	273	2,262	126	—	—	—	—
PASA	2,884	—	648	—	1,533	—	—	—
MRS Logistica	802	13,411	3,704	26,372	1,912	45,819	3,912	41,742
Baovale Mineração S.A	531	—	336	—	19,795	—	17,535	—
Ferroban	526	103,005	526	102,200	—	27,442	—	22,373
California Steel Industries, Inc.	302	—	923	—	162	—	136	—
Mineração Rio do Norte	284	230	173	—	20,255	—	32,333	—
Valepar S.A.	247	—	178	—	—	13,156	—	12,820
Minas da Serra Geral	242	—	224	34	205	3,747	182	157
FVRD	206	8,535	163	6,249	—	11,617	1,419	11,244
Nova Era Silicon	151	3,864	—	3,825	—	—	—	—
Others	26,528	11,122	24,675	13,432	18,833	14,603	1,940	11,999

Total	221,181	246,645	195,058	182,333	191,484	139,932	159,682	147,460

Registered as:
Short-term	221,181	131,320	195,058	73,360	191,484	108,801	159,682	106,302
Long-term	—	115,325	—	108,973	—	31,131	—	41,158

	221,181	246,645	195,058	182,333	191,484	139,932	159,682	147,460

6.9- Taxes to recover or offset

	Parent Company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Witholding income tax on marketable securities and stockholders’ equit	23,852	36,204	50,634	67,702
Value-added tax	350,029	358,780	432,977	403,314
PIS and COFINS	74,871	90,340	169,894	180,043
Other credits derived from PIS and COFINS	8,808	5,208	9,696	6,899
Others	20,181	21,714	152,058	240,216

	477,741	512,246	815,259	898,174

CVRD	18

6.10- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Parent Company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Tax loss carryforward	145,000	—	738,046	558,129

Temporary differences:
. Pension Plan	235,935	247,110	235,935	247,110
. Contingent liabilities	549,090	535,798	599,427	593,137
. Provision for losses on assets	122,678	156,123	126,538	166,038
. Others	(50,166)	(69,709)	(100,293)	(78,070)

	857,537	869,322	861,607	928,215

Total	1,002,537	869,322	1,599,653	1,486,344

Short-term	473,668	345,967	587,969	428,358
Long-term	528,869	523,355	1,011,684	1,057,986

	1,002,537	869,322	1,599,653	1,486,344

There is no direct correlation between the net income of the Company and the income tax and social contribution result. In this way, the use of fiscal credits evolution can not be considered as indicative of future income of the Company.

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Parent Company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Income before income tax and social contribution	1,731,458	996,938	2,174,971	6,047
Equity in results of subsidiaries and affiliated companies	(1,056,641)	(572,047)	(130,359)	(64,131)
Exchange rate variation on equity	(37,827)	(23,184)	(430)	(422)
Non-deductable goodwill and provision for losses	65,897	54,909	54,909	225

	702,887	456,616	2,099,091	(58,281)

Income tax and social contribution at combined tax rates	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(238,982)	(155,249)	(713,691)	(432,350)
Adjustments to net income which modify the effect on the results for the period:
. Income tax benefit from interest on stockholders’ equity	145,000	160,841	145,000	160,841
. Fiscal incentives	3,001	—	58,481	26,209
. Interest on stockholders’ equity received	—	(44,171)	—	(44,171)
. Results of overseas companies	—	—	121,605	40,720
. Reversal of provision for losses	(17,765)	—	—	—
. Others	(7,522)	(4,645)	(1,939)	13,203

Income tax and social contribution	(116,268)	(43,224)	(390,544)	(235,548)

CVRD	19

6.11- Consolidated investments

			Results of investment
	Investments		participations
	03/31/05	12/31/04	03/31/05	03/31/04
Usinas Siderúrgicas de Minas Gerais SA - USIMINAS (a) and (b)	795,141	759,314	111,506	45,000
YANKUANG	28,347	28,222	125	—
SIDERAR (a)	39,993	39,816	177	291
Rio Doce Argentina	933	664	2	—
Quadrem	12,435	12,380	55	88
LARKO	7,999	7,963	36	42
INDEBE	17,082	7,963	35	—
Goodwill in consolidated companies	1,841,427	1,994,793	(57,270)	(57,270)
Others	30,027	(21,118)	18,853	19,132

	2,773,384	2,829,997	73,519	7,283

(a)	Interest by market price – Usiminas R$ 722,442 and Siderar R$ 349,606; and

(b)	Dividends received from Usiminas in the first quarter/2004, R$ 36,063.

6.12- Property, Plant and Equipment

(a) By type of asset:

		Consolidated
		03/31/05			12/31/04
	Average depreciation		Accumulated
	rates	Cost	depreciation	Net	Net
Buildings	3.00%	1,932,401	(725,741)	1,206,660	1,068,301
Installations	3.42%	6,507,283	(2,857,455)	3,649,828	3,492,896
Equipment	9.32%	1,861,937	(824,941)	1,036,996	758,710
Railroads	3.85%	6,445,658	(3,019,439)	3,426,219	3,215,714
Mineral rights (*)	1.87%	1,100,349	(133,849)	966,500	908,177
Others	8.85%	1,981,937	(894,595)	1,087,342	840,627

		19,829,565	(8,456,020)	11,373,545	10,284,425
Construction in progress	—	5,013,238	—	5,013,238	4,961,587

Total		24,842,803	(8,456,020)	16,386,783	15,246,012

(*) Calculation based on the volume of ore extracted in relation to the proven and probable reserves.

CVRD	20

(b) By business area:

	Consolidated
	03/31/05			12/31/04
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	19,254,633	(9,266,149)	9,988,484	8,877,955
Construction in progress	3,380,626	—	3,380,626	3,705,203

	22,635,259	(9,266,149)	13,369,110	12,583,158

Non-Ferrous
In operation	2,585,211	(615,206)	1,970,005	1,863,304
Construction in progress	1,690,443	—	1,690,443	1,909,528

	4,275,654	(615,206)	3,660,448	3,772,832

Logistics
In operation	1,820,651	(552,726)	1,267,925	2,020,249
Construction in progress	212,566	—	212,566	300,920

	2,033,217	(552,726)	1,480,491	2,321,169

Holdings
In operation	7,710,497	(3,434,115)	4,276,382	3,975,906
Construction in progress	1,120,623	—	1,120,623	644,808

	8,831,120	(3,434,115)	5,397,005	4,620,714

Energy
In operation	577,279	(52,059)	525,220	490,990
Construction in progress	547,859	—	547,859	486,370

	1,125,138	(52,059)	1,073,079	977,360

Corporate
In operation	703,287	(245,785)	457,502	125,602
Construction in progress	743,625	—	743,625	397,109

	1,446,912	(245,785)	1,201,127	522,711

Total	40,347,300	(14,166,040)	26,181,260	24,797,944

6.13- Loans and Financing

Short-term

	Consolidated
	03/31/05	12/31/04
Trade finance	375,739	254,242
Working capital	327,114	260,960

	702,853	515,202

Long-term

	Parent Company				Consolidated
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04
Foreign operations

Loans and financing in:
U.S. dollars	616,224	544,713	2,714,345	2,668,360	1,111,607	1,345,148	3,497,103	3,232,885
Yen	1,587	1,655	3,968	4,964	1,587	1,655	3,968	4,964
Other currencies	7,697	8,739	50,392	52,228	9,444	8,739	55,928	60,372
Notes in U.S. dollars	—	—	—	—	—	92,501	2,691,539	2,627,867
Export securitization	—	—	—	—	169,333	145,952	1,081,528	1,129,784
Perpetual notes	—	—	—	—	—	—	186,437	173,553
Accrued charges	25,373	34,857	—	—	105,088	213,548	—	—

	650,881	589,964	2,768,705	2,725,552	1,397,059	1,807,543	7,516,503	7,229,425

Local operations

Indexed by TJLP, TR and IGP-M	21,176	20,182	36,741	39,306	176,119	167,766	419,116	392,399
Basket of currencies	2,820	10,915	680	747	11,923	21,060	43,215	110,931
Loans in U.S. dollars	48,407	48,193	132,922	144,382	418,277	471,422	1,028,704	996,020
Non-convertible debentures	—	—	811	807	—	—	319,666	310,790
Accrued charges	1,498	1,043	—	—	55,606	58,027	9,080	5,066

	73,901	80,333	171,154	185,242	661,925	718,275	1,819,781	1,815,206

	724,782	670,297	2,939,859	2,910,794	2,058,984	2,525,818	9,336,284	9,044,631

CVRD	21

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$ 1.00 = R$ 2.6662 on 03/31/05 (R$ 2.6544 in 12/31/04) and ¥ 1.00 = R$ 0.024875 on 03/31/05 (R$ 0.025935 on 12/31/04);

(b)	At 03/31/05, our consolidated debt was secured as follows:

•	Loans guaranteed by the Federal Government, to which we gave counter-guarantees of R$ 418;

•	Securitization program of R$ 1,251;

•	Property, plant and equipment of R$ 610;

•	Others assets R$ 753.

(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 03/31/05:

	Parent Company		Consolidated
2006	891,621	30%	1,588,089	17%
2007	471,667	16%	1,539,249	17%
2008	404,063	14%	848,489	9%
2009 onward	1,172,508	40%	4,855,165	52%
No due date (perpetual notes and debentures)	—	—	505,292	5%

	2,939,859	100%	9,336,284	100%

(d)	The estimated market values of long-term loans and financing calculated at present value based on available interest rates as of 03/31/05 approximate their book values.

(e)	On March 8, 2002, the Company, through its subsidiary Vale Overseas Limited issued US$ 300 million of Notes bearing interest at 8.625% p.a and maturing on March 8, 2007 (which may be extended to September 2008). In December, 2004, by public offering, CVRD bought back US$ 186,996 thousands of the principal outstanding notes for US$ 1,117.34 per each US$ 1,000.00. This transaction is guaranteed by the Company with political risk protection and is registered with the U.S. Securities and Exchange Commission (SEC). The Notes are listed on the Luxembourg Stock Exchange.

(f)	On August 1,2003 Vale Overseas Limited launched a US$ 300 million bonds issue maturing in 10 years. The bonds carry a coupon of 9.00% p.a with semiannual payment of interest. The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD.

(g)	On 01/09/04 Vale Overseas Limited launched a US$ 500 millions of bonus maturing in 2034. The securities have coupons of 8.25% per period with half-periodly installment. The obligations are non-guaranteed and non-subordinated of Vale Overseas Limited and have full and unconditional guarantee by CVRD.

6.14- Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Parent Company				Consolidated
			Provisions for				Provisions for
	Judicial deposits		contingencies		Judicial deposits		contingencies
	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04	03/31/05	12/31/04
Tax contingencies	765,197	749,601	1,067,634	1,000,646	1,201,553	1,174,937	1,515,781	1,434,597
Labor and social security claims	230,212	226,540	489,888	500,900	301,137	292,502	591,693	605,551
Civil claims	169,083	155,883	419,720	434,402	212,702	197,044	503,242	546,983
Other	16,659	15,409	17,514	16,838	16,069	15,418	19,555	16,838

Total	1,181,151	1,147,433	1,994,756	1,952,786	1,731,461	1,679,901	2,630,271	2,603,969

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.

CVRD	22

Tax contingencies relate principally to a legal action claiming unconstitutionality of CPMF (tax on bank transactions) and other actions relating to value-added tax (ICMS).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holidays pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$ 1,134,831 (R$ 1,962,613 consolidated). Based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly-controlled companies are as follows:

	Amount of
	guarantee R$
		Denominated		Final	Counter
Affiliate or Joint Venture	03/31/05	currency	Purpose	maturity	guarantees
SAMARCO	17,064	US$	Debt guarantee IFC	2008	None
VALESUL	910	R$	Debt guarantee BNDES	2007	None

The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD does not charge Valesul for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

As of 03/22/05 payments to Debentures holders related to copper operations, aggregated of R$ 7 million.

Based on estimates of the operational start-up of copper projects, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached in approximately 2030 and 2020 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth period after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

6.15- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 03/31/05, the provision for environmental liabilities amounted to R$ 263,281 (R$ 255,464 on 12/31/04), which was accounted for in

CVRD	23

“Provision for environmental liabilities” in long-term liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:

.	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure.

.	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

.	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.

6.16- Paid-up Capital

At the Ordinary General Meeting of 04/28/04, the Company’s capital was increased to R$ 7.3 billion through capitalization of part of the expansion reserve in the amount of R$ 1 billion.

On August 18, 2004 the Extraordinary General Stockholders ´ Meeting approved the forward stock split. Each share, common and preferred, is represented by three shares. After the split the Company’s capital comprises 1,165,677,168, of which 749,949,429 common shares 415,727,739 class “A” preferred shares.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

6.17- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

On 03/31/05, the Company had acquired 14,145,510 common shares and 11,815 preferred shares, which are held in treasury in the amount of R$ 131,318. In 03/31/05, 136 preferred shares were in treasury and were exchanged for Samitri’s shares, a merged company. The 14,145,510 common shares guarantee a loan of the subsidiary Alunorte.

Shares						Average
Class	Quantity		Unit acquisition cost			quoted market price
	03/31/05	12/31/04	Average	Low	High	03/31/05	12/31/04
Preferred	11,815	11,951	17.12	4.67	17.47	47.93	47.93
Common	14,145,510	14,145,510	9.27	6.69	17.36	56.13	56.13

	14,157,325	14,157,461

CVRD	24

6.18- Financial Results – Parent company and consolidated

Parent Company

	03/31/05			03/31/04
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(4,914)	(5,338)	(10,252)	(36,095)	(34,599)	(70,694)
Local debt	(4,165)	(1,687)	(5,852)	(5,916)	(3,064)	(8,980)
Related parties	(67,075)	(37,040)	(104,115)	(46,726)	(16,227)	(62,953)

	(76,154)	(44,065)	(120,219)	(88,737)	(53,890)	(142,627)
Labor, tax and civil contingencies	(31,011)	(22,796)	(53,807)	(17,481)	(24,141)	(41,622)
Derivatives, net of gain/losses (interest and currencies)	(1,039)	66	(973)	(19,341)	(815)	(20,156)
Derivatives, net of gain/losses (gold)	4,389	(265)	4,124	(15,079)	(759)	(15,838)
CPMF	(15,051)	—	(15,051)	(4,133)	—	(4,133)
Others	(27,498)	(32,785)	(60,283)	(19,830)	(33,606)	(53,436)

	(146,364)	(99,845)	(246,209)	(164,601)	(113,211)	(277,812)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	13,284	16,688	29,972	18,883	21,729	40,612
Marketable securities	9,536	5,966	15,502	5,347	15,043	20,390
Others	16,303	(6,175)	10,128	5,080	6,819	11,899

	39,123	16,479	55,602	29,310	43,591	72,901

Financial income (expenses), net	(107,241)	(83,366)	(190,607)	(135,291)	(69,620)	(204,911)

Consolidated

	03/31/05			03/31/04
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(80,710)	(9,599)	(90,309)	(133,817)	(79,378)	(213,195)
Local debt	(64,570)	(11,428)	(75,998)	(53,581)	(23,762)	(77,343)
Related parties	(27,373)	(4,111)	(31,484)	(31,290)	(18,150)	(49,440)

	(172,653)	(25,138)	(197,791)	(218,688)	(121,290)	(339,978)
Labor, tax and civil contingencies	(31,011)	(23,715)	(54,726)	(17,481)	(24,141)	(41,622)
Derivatives, net of gain/losses (interest and currencies)	4,588	(71)	4,517	(19,341)	(815)	(20,156)
Derivatives, net of gain/losses (gold, aluminum and alumina)	(9,183)	(3,183)	(12,366)	(133,625)	(759)	(134,384)
CPMF	(23,584)	—	(23,584)	(15,121)	—	(15,121)
Others	(63,164)	(75,171)	(138,335)	(69,942)	(61,443)	(131,385)

	(295,007)	(127,278)	(422,285)	(474,198)	(208,448)	(682,646)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	28,993	13,107	42,100	17,727	17,847	35,574
Marketable securities	43,101	14,259	57,360	27,707	53,219	80,926
Others	40,746	7,632	48,378	23,752	36,920	60,672

	112,840	34,998	147,838	69,186	107,986	177,172

Financial income (expenses), net	(182,167)	(92,280)	(274,447)	(405,012)	(100,462)	(505,474)

CVRD	25

6.19- Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the financial results.

The following table shows the movement of gains/loss on derivatives:

	Parent Company
	03/31/05
	Interest rates
	(libor)	Currencies	Gold	Total
Gains/ (losses) unrealized on 12/31/04	(9,268)	9,405	(55,406)	(55,269)
Financial settlement	5,147	(206)	3,399	8,340
Financial expenses, net	984	(2,023)	4,389	3,350
Monetary variations, net	51	15	(265)	(199)

Gains/(losses) unrealized on 03/31/05	(3,086)	7,191	(47,883)	(43,778)

	03/31/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/03	(135,977)	15,856	(91,980)	(212,101)
Financial settlement	11,122	(6,959)	523	4,686
Financial expenses, net	(14,202)	(5,139)	(15,079)	(34,420)
Monetary variations, net	(918)	103	(759)	(1,574)

Gains/(losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(243,409)

	Consolidated
	03/31/05
	Interest rates
	(libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains/ (losses) unrealized on 12/31/04	(44,887)	9,405	(97,430)	(152,280)	(147,290)	(432,482)
Financial settlement	7,786	(206)	5,894	26,756	20,706	60,936
Financial expenses, net	6,611	(2,023)	8,606	(10,982)	(6,807)	(4,595)
Monetary variations, net	(87)	16	(731)	(1,797)	(655)	(3,254)

Gains/(losses) unrealized on 03/31/05	(30,577)	7,192	(83,661)	(138,303)	(134,046)	(379,395)

	03/31/04
	Interest rates
	(libor)	Currencies	Gold	Aluminum	Alumina	Total
Gains / (losses) unrealized on 12/31/03	(135,977)	15,856	(91,980)	(58,511)	(52,046)	(322,658)
Financial settlement	11,122	(6,959)	523	—	—	4,686
Financial expenses, net	(14,202)	(5,139)	(15,079)	(67,014)	(51,532)	(152,966)
Monetary variations, net	(918)	103	(759)	—	—	(1,574)

Gains/(losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(125,525)	(103,578)	(472,512)

CVRD	26

Maturity dates of the instruments above are as follows:

Gold	December 2008
Interest (LIBOR)	October 2007
Currencies	December 2011
Alumina	December 2008
Aluminum	December 2008

6.20- Administrative and Other Operating Expenses

	Parent Company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Administrative

Personnel	52,286	41,430	103,750	87,619
Technical consulting	14,092	22,468	21,002	27,097
Advertising and publicity	13,689	5,698	14,600	6,007
Depreciation	12,969	10,580	29,807	25,371
Travel expenses	6,293	4,583	9,004	6,329
Rents and taxes	6,685	4,686	12,300	8,490
Others (*)	17,012	15,144	67,086	81,475

	123,026	104,589	257,549	242,388

(*)	Refers basically to maintenance expenses.

	Parent Company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Other operating expenses (income)
Provisions for contingencies	27,000	27,245	25,638	26,643
Provision for loss on ICMS credits	—	—	19,560	—
Provision for profit sharing	45,000	38,000	46,689	38,000
Agreement of Itabira’s taxes	—	16,687	—	16,687
Donation	—	—	—	—
Provision for loss on asstes	—	—	—	—
Others	6,813	2,668	28,981	28,267

	78,813	84,600	120,868	109,597

6.21- Subsequent Events

Payment and Remuneration of Shareholder Debentures

According the meeting realized 04/14/05, the Board of Directors of Companhia Vale do Rio Doce approved the payment of the first installment of the minimum dividend for 2005 in accordance to the Board of Directors proposal. The first installment of the minimum dividend will be paid according to the procedures as follows.

The payment of the first quote were paid according to this terms:

(a)	Distribution of interest on shareholders’ equity in the amount of R$ 1,279,900,000.00 (one billion two hundred seventy nine million nine hundred thousand Brazilian reais) equivalent to BRL 1.11 (one Brazilian real and eleven cents) per outstanding preferred share or common share. The value of R$ 1.11 per share is equal to US$ 0.435 per share converted into Brazilian reais by the 2.5598 BRL/USD exchange rate for the sale of USD (Ptax – option 5 code), as informed by the Central Bank of Brazil on April 13, 2005.

(b)	The payment will take place from April 29, 2005, onwards. The distribution of interest on shareholders’ equity is subject to withholding income tax in accordance to the applicable law.

CVRD	27

Capital Increase

On April 27, 2005, the Extraordinary Shareholders’ Meeting approved a proposal of the Executive Board for a capital increase without issuing new shares, with the favorable opinions by the Board of directors and Fiscal Council, through capitalization of part of the Expansion/Investments Reserve in the amount of R$ 5,129,318, tax reserves of R$ 525,853, exhaustion reserve of R$ 1,004,166 and capitalization of tax reserves in the amount of R$ 40,663 increasing its share capital from R$ 7,300 millions to R$ 14,000 millions.

CVRD enhances committed bank facilities

On April 7, 2005 CVRD increased the size of its program of committed bank facilities. The program has been enlarged from US$ 500 million to US$ 750 million, the increase being accompanied by an extension in tenure and a cost reduction. The changes result from the rollover of a US$ 400 million tranche of the bank line contracted by CVRD in May 2004, which is due in May 2005.

CVRD has contracted a committed bank facility of US$ 650 million with a syndicate of commercial banks from the USA, Europe and Asia, led by HSBC, which includes Santander, ABN Amro, JP Morgan, Calyon, Bankboston, WestLB, Bank of Tokyo-Mitsubishi, Société Générale, BNP Paribas and Mizuho Bank. The transaction was structured in such a way as not to have any restriction related to sovereign risk on the disbursement of committed funds.

The new facility has a utilization term of two years, and a payback period - if drawn down - of two years. The commission fee is 0.3% a year, and the cost of the credit line, in the event of being drawn down, is 0.75% over Libor.

Since the beginning of the program, in May 2004, CVRD has never made use of the funds available.

CVRD	28

Part III

9- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended March 31, 2005													In thousands of reais
	Accounting information
	Participation (%)		Assets			Liabilities			Statement of income
													Income	Adjusted
								Adjusted		Cost of	Operating	Non-	tax and	net
								stockholders’	Net	products	income	operating	social	income
	Total	Voting	Current	Long-term	Permanent	Current	Long-term	equity	revenues	and services	(expenses)	result	contribution	(loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	175,387	8,151	1,995,557	—	1,168,675	1,010,420	—	—	49,326	—	—	49,326
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	595,575	618,310	1,068,932	669,686	444,348	1,168,783	520,606	(352,950)	(52,158)	3	(23,012)	92,489
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	581,129	203,942	2,541,532	401,852	1,197,197	1,727,554	406,830	(237,985)	(41,055)	—	(12,328)	115,462
Brasilux S.A.	100.00	100.00	9,458	45,803	691	29,129	—	26,823	—	—	(19)	—	—	(19)
Caemi Mineração e Metalurgia S.A.(b)	60.23	100.00	1,410,018	85,317	1,786,079	1,022,272	796,815	1,462,327	726,569	(404,932)	(46,861)	(29,800)	(82,646)	162,330
Companhia Paulista de Ferro Ligas	100.00	100.00	175,833	32,762	2,570	136,225	39,672	35,268	112	(195)	3,307	18	(1,729)	1,513
Companhia Portuária Baia de Sepetiba	100.00	100.00	111,625	5,950	146,922	79,665	—	184,832	43,678	(16,668)	2,398	(181)	(9,904)	19,323
CVRD Overseas Ltd.	100.00	100.00	1,156,885	1,081,527	—	400,481	1,135,102	702,829	471,303	(385,357)	(6,650)	—	—	79,296
Docepar S.A.	100.00	100.00	12,146	157,523	147	12,800	115,824	41,192	—	—	2,561	—	(169)	2,392
Ferrovia Centro — Atlântica S.A.	99.99	100.00	555,413	190,122	979,424	229,228	1,472,121	23,610	131,332	(147,696)	1,132	—	—	(15,232)
Florestas Rio Doce S.A.	100.00	100.00	73,506	48,714	3,749	31,217	18,602	76,150	—	—	1,704	—	(3,715)	(2,011)
Itabira Rio Doce Company Limited — ITACO	100.00	100.00	3,881,001	2,367,904	3,467,443	2,857,688	3,583,655	3,275,005	2,531,093	(2,149,212)	116,026	—	—	497,907
Mineração Tacumã Ltda.	100.00	100.00	1,061	1,032,500	23,612	16,210	1,031,000	9,963	—	—	(15,397)	—	—	(15,397)
Navegação Vale do Rio Doce S.A. — DOCENAVE	100.00	100.00	407,790	113,480	8,891	152,252	112,329	265,580	108,816	(63,704)	(3,997)	37	(11,716)	29,436
Rio Doce Limited	100.00	100.00	232,333	389,196	388,604	229,798	32,162	748,173	145,359	(153,977)	32,128	—	(2,116)	21,394
Rio Doce Manganèse Europe — RDME	100.00	100.00	349,570	232	94,622	185,361	(22,340)	281,403	181,526	(151,958)	(19,486)	(371)	(7,950)	1,761
Rio Doce Manganése Norway AS	100.00	100.00	160,971	—	72,906	63,597	57,778	112,502	23,696	(9,024)	(6,405)	—	(2,314)	5,953
Rio Doce Manganês S.A.	100.00	100.00	887,947	168,367	298,195	568,417	101,704	684,388	278,912	(144,693)	(11,784)	1,805	(31,287)	92,953
Salobo Metais S.A.	100.00	100.00	377	—	842,277	855	608,514	233,285	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A.	99.89	99.89	39,258	4,717	53,891	18,722	2,727	76,417	25,178	(16,854)	446	—	(2,979)	5,791
Urucum Mineração S.A.	100.00	100.00	65,380	12,187	51,693	31,717	51,940	45,603	41,203	(18,685)	(5,784)	217	(5,798)	11,153
Valeoverseas Ltd.	100.00	100.00	41,631	2,469,483	—	41,651	2,469,482	(19)	—	—	(3)	—	—	(3)

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	1,110,344	6,352	677,302	353,584	663,796	776,618	904,306	(775,278)	(22,854)	—	(43,670)	62,504
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	110,408	79,458	212,754	248,815	75,860	77,945	130,246	(97,776)	(12,622)	(211)	(8,962)	10,675
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	147,654	41,855	61,858	96,433	29,915	125,019	114,013	(93,146)	(3,875)	134	(6,606)	10,520
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	176,213	62,662	58,628	162,657	41,253	93,593	98,767	(83,847)	(2,984)	(3,874)	(3,878)	4,184
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	175,700	57,182	106,109	133,294	31,423	174,274	185,387	(153,750)	(7,813)	—	(10,969)	12,855
Gulf Industrial Investment Co.-GIIC	50.00	50.00	313,608	—	100,203	84,391	26,688	302,732	166,558	(99,987)	(4,331)	—	—	62,240
Minas da Serra Geral S.A. — MSG	50.00	50.00	19,458	7,556	103,077	2,131	21,264	106,696	372	(1,632)	(1,035)	498	—	(1,797)
Mineração Rio do Norte S.A.	40.00	40.00	165,363	423,419	1,009,334	563,829	185,113	849,174	231,231	(104,499)	(7,517)	(2,986)	(13,265)	102,964
MRS Logística S.A.	29.35	28.75	576,787	292,194	887,455	644,519	606,401	505,516	392,088	(212,336)	(47,984)	(1,706)	(38,382)	91,680
Samarco Mineração S.A.	50.00	50.00	520,258	90,180	964,952	552,617	256,055	766,718	410,681	(167,808)	(8,044)	—	(37,136)	197,693
Valesul Alumínio S.A.	54.51	54.51	237,478	64,149	130,633	71,354	74,133	286,773	127,649	(110,835)	3,117	414	(6,560)	13,785
Baovale Mineração	50.00	100.00	41,838	—	57,176	19,166	—	79,848	7,232	(1,208)	(274)	—	(812)	4,938
Nova Era Silicon S.A.	49.00	49.00	27,129	9,241	43,952	16,885	30,978	32,459	27,150	(20,993)	(5,282)	(25)	(870)	(20)

Observation:

(a)	The amounts above refer to figures presented at financial statements of the companies on 03/31/05 and not only the part consolidated.

(b)	Caemi financial statements are consolidated and include $ 28,764 of minority interest registered at non operating result.

CVRD	29

10- Other Information the Company Deems Relevant

10.1- Consolidated Iron Ore and Pellet Sales (Main Markets) (Not Reviewed)

	(Millions of tons)
	03/31/05%		03/31/04%
FOREIGN MARKET

ÁSIA
CHINA	11.5	20	9.5	18
CORÉIA	2.5	4	2.8	5
PHILIPPINES	1.0	2	0.8	2
JAPAN	5.8	10	5.3	10
TAIWAN	1.2	2	1.1	2
OTHERS	0.7	1	0.7	1

	22.7	39	20.2	38

EUROPE
GERMANY	5.9	10	5.2	10
SPAIN	0.9	2	1.0	2
FRANCE	2.6	4	2.7	5
ITALY	1.3	2	0.5	1
UNITED KINGDOM	2.2	4	2.6	5
OTHERS	5.1	9	4.1	8

	18.0	31	16.1	31

AMERICAS
ARGENTINA	1.2	2	1.1	2
UNITED STATES	1.3	2	1.0	2
OTHERS	1.8	3	1.7	3

	4.3	7	3.8	7

AFRICA/MID. EAST/AUSTRALIA
BAHRAIN	0.8	1	0.9	2
OTHERS	1.9	3	2.0	4

	2.7	4	2.9	6

	47.7	81	43.0	82

DOMESTIC MARKET	11.2	19	9.8	18

TOTAL	58.9	100	52.8	100

CVRD	30

11- Report of the Independent Accountants

(A free translation of the original opinion in Portuguese expressed on Quarterly
Information prepared in accordance with the accounting principles prescribed by
Brazilian Corporate Law)

To the Stockholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro - RJ

1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce, holding company and consolidated, in respect of the quarter ended March 31, 2005, prepared in accordance with the accounting practices adopted in Brazil and under the responsibility of the Company’s management, comprising the balance sheet, the statement of income and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council, and consisted mainly of: (a) inquiries and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.

3.	The financial statements as of March 31, 2005, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$ 5,262,235 thousand of these investments and R$ 811,096 thousand of the income generated by them for the quarter then ended.

4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

5.	Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows is presented as additional information, and is not a required part of the Quarterly Financial Information. Such statement has been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statement for it to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously audited the financial statements, holding company and consolidated, as of December 31, 2004 and issued our unqualified opinion, dated March 21, 2005, with report to certain subsidiaries, in respect of the audits, by other independent auditors, of the financial statements of certain subsidiaries, jointly-owned and associated companies, whose financial statements were examined by other independent auditors.

7.	The statement of income of the holding company for the quarter ended March 31, 2004, presented for comparison purposes, was reviewed by other independent auditors, whose report, dated May 7, 2004, included a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.

8.	The consolidated statement of income for the quarter ended March 31, 2004, presented for comparison purposes, was not reviewed by independent auditors.

Rio de Janeiro, May 06, 2005

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Independent Auditors	Accountant

CVRD	31

12- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	José Bernardo de Medeiros Neto
Chairman

Marcelo Amaral Moraes

Arlindo Magno de Oliveira

Oswaldo Mário Pêgo de Amorim Azevedo
Eduardo Fernando Jardim Pinto

Joaquim Vieira Ferreira Levy
Erik Persson

Francisco Augusto da Costa e Silva

Jaques Wagner	Executive Officers

Hiroshi Tada	Roger Agnelli
Chief Executive Officer

Mário da Silveira Teixeira Júnior
Murilo Pinto de Oliveira Ferreira
Oscar Augusto de Camargo Filho	Executive Officer for Equity Holdings and
Business Development

Renato da Cruz Gomes
José Carlos Martins
Jorge Luiz Pacheco	Executive Officer for Ferrous Minerals

Carla Grasso
Advisory Committees of the	Executive Officer for Human Resources and
Board of Directors	Corporate Services

Audit Committee	José Lancaster
Antonio José de Figueiredo Ferreira	Executive Officer for Non-Ferrous Minerals
Heitor Ribeiro Filho
Inácio Clemente da Silva	Fábio de Oliveira Barbosa
Paulo Roberto Ferreira de Medeiros	Chief Financial Officer

Executive Development Committee	Gabriel Stoliar
Arlindo Magno de Oliveira	Executive Officer for Planning
Francisco Valadares Póvoa
João Moisés de Oliveira	Guilherme Rodolfo Laager
Olga Loffredi	Executive Officer for Logistics
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho

Finance Committee
Roger Agnelli	Marcus Vinícius Dias Severini	Otto de Souza Marques Junior
Fábio de Oliveira Barbosa	Chief Accountant	Chief Officer of Control
Rômulo de Mello Dias	CRC-RJ 093982/O-3	Department
Wanderlei Viçoso Fagundes
Wanderley Rezende de Souza

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

CVRD	32

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Date: May 17, 2005		Fabio de Oliveira Barbosa
Chief Financial Officer